United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
August 2006
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-  .)

BRGAAP Press Release

BRGAAP Financial Pages

A-Quarterly information
1-Balance Sheet
2-Statement of Income
3-Statement of Changes in Stockholders’ Equity
4-Statement of Cash Flows
5-Notes to the Quarterly information at June 30, 2006 and 2005
5.1- Operations
5.2- Presentation of Quarterly information
5.3- Principles and Practices of Consolidation
5.4- Significant Accounting Policies
5.5- Accounting Pronouncements Recently-issued by Comissão de Valores Mobiliários (CVM)
5.6- Stock Merger — CAEMI
5.7- Acquisition and Divestiment
5.8- Cash and Cash Equivalents
5.9- Accounts Receivable
5.10- Related Parties
5.11- Inventories
5.12- Taxes to recover or offset
5.13- Deferred Income Tax and Social Contribution
5.14- Consolidated investments
5.15- Property, Plant and Equipment
5.16- Loans and Financing
5.17- Contingent Liabilities
5.18- Environmental and Site Reclamation and Restoration Costs
5.19- Treasury Stock
5.20- Paid-up Capital
5.21- Payment to Shareholders
5.22- Financial Results
5.23- Financial Instruments — Derivatives
5.24- Sales, Administrative and Other Operating Expenses
6- Attachment I — Statement of Investments in Subsidiaries and Jointly-Controlled Companies
7- Report of the Independent Accountants on Limited Review
B — Additional Information (not reviewed)
8 - Management’s Discussion and Analysis of the Operating Results for the Year Ended June 30, 2006 and Supplemental Information
8.1- Comments on Consolidated Operating Results
8.1.1- Gross revenue

8.1.2 — Cost of products and services
8.1.3 — Selling expenses and administrative expenses
8.1.4 — Research and development
8.1.5 — Other operating expenses
8.1.6 — Net financial results
8.1.7 — Income tax and social contribution
8.1.8 - Cash generation
8.2- Comments on the Parent Company Results
8.2.1 - Gross revenue
8.2.2 - Cost of products and services
8.2.3 - Gross margin
8.2.4 - Results of shareholdings by business area
8.2.5 — Selling expenses and administrative expenses
8.2.6 — Research and development
8.2.7 — Other operating expenses
8.2.8 - Net financial results
8.2.9 - Income tax and social contribution
9- Board of Directors, Fiscal Council, Advisory Committees and Executive Officers

Signature Page

BR GAAP
BOVESPA: VALE3, VALE5
NYSE: RIO, RIOPR
LATIBEX: XVALO, XVALP
www.cvrd.com.br
rio@cvrd.com.br
Investor Relations Departament
Roberto Castello Branco
Alessandra Gadelha
Daniela Tinoco
Marcelo Silva Braga
Theo Penedo
Virgínia Monteiro
Phone: (5521) 3814-4540
MAINTAINING GROWTH MOMENTUM
Performance of CVRD in the first half of 2006 (1H06)
Rio de Janeiro, August 2, 2006 — Companhia Vale do Rio Doce (CVRD) has shown a performance in the first half of 2006 (1H06) consistent with the trend of improving earnings, begun in the last quarter of 2002.
Here are the main highlights of the Company’s financial performance:
•	Gross accumulated revenues in 1H06 of R$18.4 billion, compared to R$17.1 billion in 1H05. In 2Q06, gross revenue totaled R$10.1 billion, a new quarterly record, beating the previous one, obtained in 2Q05, of R$10.0 billion.

•	Exports of US$4.8 billion in 1H06, up 46.8% on 1H05. Net exports amounted to US$4.4 billion, up 50.3% on the same half a year earlier. As a result, CVRD’s contribution to Brazil’s trade balance amounted to 22.4% of the trade surplus in 1H06, of US$19.6 billion.

•	Operating profit, as measured by EBIT (earnings before interest and tax) of R$7.8 billion in 1H06, against R$7.1 billion in 1H05. Operating profit of R$4.5 billion in 2Q06, 5% below 2Q05, R$4.8 billion.

•	EBIT margin of 43.7% in 1H06, and 46.2% in 2Q06.

•	Cash generation, as measured by EBITDA (earnings before interest, tax, depreciation and amortization), of R$8.9 billion in 1H06, 8.8% higher than in 1H05. In 2Q06, EBITDA totaled R$5.2 billion, compared to R$5.3 billion in 2Q05.

•	Net earnings in 1H06, of R$6.1 billion, R$2.51 per share, 19.5% higher than that in 1H05, of R$5.1 billion. In 2Q06, net earnings amounted to R$3.9 billion, R$1.61 per share, a new quarterly record, up 12.2% on the earnings in 2Q05, of R$3.5 billion.

•	Return on net equity (ROE) of 32.2% in 2Q06 and 38.3% in 2Q05.

•	Investments realised in 1H06 of US$1.9 billion[1], compared to US$1.4 billion in 1H05. In 2Q06, investments were US$818 million, US$518 million being spent on organic growth and US$300 million in the sustaining of existing operations.

[1]	Calculated according to the generally accepted accounting principles in the United States (US GAAP) based on the amount disbursed.

The financial and operational information contained in this press release, except where otherwise indicated, was consolidated in accordance with generally accepted Brazilian accounting principles (Brazilian GAAP). According to the criteria of Brazilian GAAP, those companies in which CVRD has effective control, or shared control as defined by shareholders agreement, are included in the consolidated figures. In the instances where CVRD has effective control, the consolidation is carried out on a 100% basis and the difference between this amount and the percentage of CVRD’s equity stake in the subsidiary is discounted at the minority shareholding line. CVRD’s main subsidiaries are Caemi, Alunorte, Albras, RDM, RDME, RDMN, Urucum Mineração, Docenave, Ferrovia Centro-Atlântica (FCA), Rio Doce Europa, CVRD International, CVRD Overseas and Rio Doce International Finance. For companies in which control is shared, the consolidated figures are proportional to the equity stake held by CV RD in each company. The main companies in which CVRD had shared control on June 30, 2006 were MRN, Valesul, Kobrasco, Nibrasco, Hispanobras, Itabrasco, Samarco and CSI.
2Q06

BR GAAP
SELECTED FINANCIAL INDICATORS
R$ million

	2Q05	1Q06	2Q06	1H05	1H06
Gross operating revenues	10,051	8,281	10,131	17,104	18,412
Exports (US$ million)	1,951	2,282	2,543	3,287	4,825
Net exports (US$ million)	1,817	2,054	2,322	2,912	4,376
EBIT	4,756	3,240	4,519	7,132	7,759
EBIT margin (%)	49.8	40.7	46.2	43.8	43.7
EBITDA	5,334	3,753	5,153	8,183	8,907
Net earnings	3,479	2,184	3,906	5,094	6,090
Net earnings per share (R$)	1.51	0.90	1.61	2.21	2.51
Annualized ROE (%)	38.3	34.7	32.2	38.3	32.2
Capex* (US$ million)	821	1,126	818	1,392	1,944

*	acquisitions included
BUSINESS OUTLOOK
The economic cycle that began in 2002, and which supports the present cycle of expansion in metals — the longest in the last 40 years — has alternated phases of acceleration and deceleration of the global economy growth, with an average duration of four quarters. The most recent period of acceleration began in the second quarter of 2005 and continued at least until the second quarter of 2006, characterized by global GDP growth rates close to 5% per year.
The normalization of monetary policies, led by the US Federal Reserve Bank and followed by the world’s main central banks, brings the world economy into a transition in which the rate of increase of GDP is moving from a pace above that of its long-run capacity to a more moderate and sustainable rate. Although the current level of interest rates does not constrain economic growth, they are not stimulating factors to the acceleration of the economic activity.
Leading indicators are showing signs that expansion of the world economy should continue to be robust in the next six months, though more moderate than in recent quarters.
The OECD Composite Leading Indicator (OECD CLI) rose, in May, for the 13th consecutive month, but with a lower growth rate. This indicates continuing vigorous economic growth in the coming quarters, but at a slower pace, especially in the USA. Simultaneously, the OECD CLI indicates improvement in the performance of the economies of Japan and the Euro Zone.
The Global Manufacturing PMI, a leading indicator for performance of the world’s manufacturing industry, increased in July, reaching a level consistent with a 5% annual growth in industrial production. This index projects a similar outlook to the OECD CLI for the near future — moderation, with regional rotation in the growth dynamics, with acceleration in Europe and Japan, and deceleration in the USA.
In the US, consumer spending has grown more slowly, due to the effect of the increase in energy prices on consumers’ real income and a negative wealth effect derived from housing prices. The interest rate rise produced a reduction in new home construction and sales, with a direct negative impact on economic growth while the end of the housing price boom generating a negative wealth effect on consumer spending.
2Q06

BR GAAP
On the other hand, the US unemployment rate continues to fall, from 5.0% in the second half of 2005 to 4.7% in the second quarter of 2006; capital spending on equipment and software is rising, at approximately 10% per year; and investment in non-residential construction, after a weak year in 2005, has recovered considerably in first half 2006. Productivity is growing consistently, benefiting from technological innovation, organizational changes and improvements in processes. Companies continue to return excellent profitability and, in spite of the increase in long-term interest rates, credit quality continues to be good.
In spite of the concerns expressed by the capital markets in 2Q06 on the future performance of the US economy, which resulted in a strong increase in price volatility of financial assets and commodities, the outlook is good, with GDP growth in the US expected to be around 3.5% per year, a rate that is compatible with its potential.
The Bank of Japan’s 25-basis-point increase in short-term interest rates on July 14 ended almost six years of a zero per cent interest rate policy, used to reverse the process of deflation that had taken over the Japanese economy — officially closing the longest period of economic stagnation in a developed economy since the Great Depression of 1929.
The emerging economies maintain growth of about 6% per year, which acts in favor of the development of global demand for minerals and metals. China and India, which together account for 21% of the world’s GDP, have been characterized by considerable dynamism.
In India, where industrial production is expanding at an annualized rate of 10%, steel production is growing at 16% for the second consecutive year.
In 2Q06 the economy of China posted its highest quarterly GDP growth rate — 11.3% — since fourth quarter 1994, when it grew 12.8%. The extraordinary performance of the Chinese economy has been primarily due to growth of exports, totaling US$429 billion in 1H06, 25.2% more than in 1H05, and investment in fixed assets, of 31.3%. As in 2004, the economic authorities are beginning to adopt restrictive measures, directing the economy to a growth rate closer to 9% p.a., which represents the long-term trend.
The Brazilian economy grows for the third consecutive year, along with consistent reduction of inflation rate and of its vulnerability to external shocks. The Brazilian real shows signals of stabilization after strong appreciation since the last quarter of 2002.
The increase in global demand for steel caused a clear reversal of the trend to falling prices shown in 2005, with the CRU Steel Price Index returning to the record levels of second half 2004 reported in North America, Europe and Asia. In reaction to the price incentives, world crude steel production is growing at 9% p.a. — and, respectively, at 21.3%, 6.7% and 5.5%, in China, the US and Europe of the 25.
The rising global steel output has caused an increase in prices of metallic products — pig iron, HBI and scrap — in all regions of the world since March 2006, and had a direct effect on demand for iron ore.
Chinese iron ore imports in 1H06 totaled 161.4 million tons, which was 30 million tons — or 22.9% — more than in the first half of 2005. Spot iron ore market prices continued to be above the reference prices for long-term contracts even after the 19% increase for 2006, showing that the disequilibrium between global demand and supply persists.
2Q06

BR GAAP
The world steel production ex-China, which has decreased in 2H05 and part of 1Q06, is recovering — with growth of 3.7% in 1H06. This fact has strengthened demand for iron ore, and also contributed to resumption of growth in seaborne demand for pellets, which caused the return of operation at the São Luís plant on July.
The good outlook for maintenance of the solid performance of the global economy sustains expectations that the current minerals and metals cycle will be prolonged, which clearly has positive implications for the performance of CVRD, whose production in the various sectors of the mining industry is in a process of strong expansion.
MATERIAL EVENTS
•	Reference prices of iron ore and pellets for 2006
Negotiation of iron ore and pellet prices for 2006 was concluded with an increase of 19% in prices of fines and lumps, and a reduction of 3% in prices of blast furnace and direct reduction pellets.
The raise in the price of iron ore reflects the imbalance between global demand and supply resulting from significant expansion in demand, which grew at an average annual rate of 11% in the first half of this decade.
•	Asset portfolio
In July CVRD acquired 45.5% of total capital of Valesul Alumínio S.A., an aluminum smelter located in the state of Rio de Janeiro, Brazil, for US$27.5 million, increasing its stake to 100%.
The acquisition is aligned with CVRD’s strategy for the aluminum business of focusing on organic growth in the upstream of the value chain and strategic partnership in smelters. Valesul will begin to be fully consolidated in our financial statements in 3Q06.
At the same time, the Company disposed of its 50% stake in Gulf Industrial Investment Company (GIIC), a pelletizing plant in Bahrain, for US$418 million. CVRD and Gulf Investment Corporation — the holder of the other 50% of GIIC, developed different views on management of the joint venture, and entered into a mandatory buy-sell agreement to solve the divergences in accordance with the shareholders’ agreement.
•	Financial management and risk perception
CVRD contracted a revolving credit line in the amount of US$500 million, with tenor of five years, with a pool of global commercial banks. The commitment fee is 0.09% p.a., and the cost of its utilization is Libor plus 0.235% p.a. The transaction was structured in such a way as not to have any restrictions on disbursement of funds related to sovereign risk.
With this new credit line CVRD now has, in addition to its own cash holdings, a liquidity cushion of approximately US$1.2 billion, which makes an important contribution to its risk perception by the financial markets.
Recognition of CVRD’s financial solidity is evidenced by its investment grade rating from the world’s four largest rating agencies: Standard & Poor’s (BBB+),
2Q06

BR GAAP
Moody’s (Baa3), Dominion Bond Rating Services (BBB high) and Fitch Ratings (BBB-), with a positive contribution to its cost of capital reduction.
In 2Q06, the rating of CVRD by S&P was improved from BBB, given in October 2005, to BBB+, two notches above the lowest investment grade level. Dominion Bond Rating Services also upgraded its risk rating for the Company, from BBB (low), given in August 2005, to BBB (high).
•	Shares
In April CVRD’s Extraordinary General Meeting of Shareholders approved a one-for-two stock split, for both the common and preferred shares.
This was made effective on the São Paulo Stock Exchange — Bovespa — on May 25, 2006 for shareholders record on May 19, 2006.
For the American Depository Receipts (ADRs) traded on the New York Stock Exchange (NYSE) the distribution of new ADRs — one new ADR for each existing ADR — took place on June 7, for record date May 24, 2006. Each ADR, whether RIO or RIOPR, continues to represent one common or preferred share.
The split increased CVRD’s total number of shares to 2,459,657,056, of which 1,499,898,858 are common shares and 959,758,198 are PNA preferred shares.
On June 21 CVRD announced a 180-day buy-back program for up to 47,986,763 of its preferred Class A shares, or 5% of the total number of preferred shares outstanding on May 31, 2006.
By the end of July 15,149,600 preferred shares had been acquired, involving the spending of R$659.6 million.
REVENUES
In the first half of 2006, our gross revenue amounted to R$18.412 billion, up 7.7% on that achieved in 1H05, of R$17.103 billion.
In 2Q06, gross revenue totaled R$10.131 billion, beating the previous record obtained in 2Q05, of R$10.051 billion, by R$79 million.
Despite the fact that increased in sales volume was responsible for R$905 million, and price rises were responsible for R$267 million of this increase in gross revenue observed, the 13.3% appreciation in the Brazilian Real against the US dollar neutralized these effects, having a negative impact of R$1.093 billion.
In 2Q06, revenues of R$310 million were added due to the booking of the retrospective iron ore price increases on sales in 1Q06, while in the case of pellet sales, R$9 million was deducted as a result of the price reduction. Bearing in mind that the price negotiations with our clients in China were completed at the end of 2Q06, net sales of R$466 million will be added to revenues in 3Q06, for shipments carried out in 2Q06.
In 2Q06, shipments of ferrous minerals (iron ore, pellets, manganese and ferro-alloys) were responsible for 65.7% of total revenues. Sales of products in the aluminium chain (bauxite, alumina, primary aluminium) accounted for 15.2% of the total revenues, while logistics services accounted for 8.8%, non-ferrous minerals (copper, potash and kaolin) 5.9% and steel products, 3.8%.
2Q06

BR GAAP
Revenues from sales to the Americas accounted for 33.8% of CVRD’s total revenues in 2Q06. Shipments to Asia were responsible for 33.7%, while sales to Europe accounted for 26.6%.
Brazil was the Company’s main sales destination, from where 20.7% of gross revenues originated. China, CVRD’s most important shipping destination after Brazil, accounted for 18.3% of revenues, having almost doubled its share of total revenues from two years ago, when in 2Q04 the figure was 9.5%.
GROSS REVENUES — BY PRODUCT
R$ million

	2Q05%		1Q06%		2Q06%
Iron ore and pellets	7,015	69.8	5,480	66.2	6,338	62.6
Iron ore	5,072	50.5	4,147	50.1	5,130	50.6
Pellets	1,943	19.3	1,333	16.1	1,208	11.9
Pelletizing plants operation services	13	0.1	18	0.2	17	0.2
Manganese and ferro-alloys	443	4.4	256	3.1	301	3.0
Copper concentrate	229	2.3	242	2.9	447	4.4
Potash	76	0.8	49	0.6	49	0.5
Kaolin	111	1.1	106	1.3	100	1.0
Aluminum	928	9.2	1,051	12.7	1,543	15.2
Logistics	848	8.4	704	8.5	896	8.8
Railroads	631	6.3	535	6.5	689	6.8
Ports	123	1.2	106	1.3	127	1.3
Shipping	94	0.9	63	0.8	80	0.8
Steel products	379	3.8	349	4.2	382	3.8
Coal	—	0.0	9	0.1	—	0.0
Others	11	0.1	15	0.2	58	0.6
Total	10,051	100.0	8,281	100.0	10,131	100.0
GROSS REVENUES — BY DESTINATION
R$ million

	2Q05%		1Q06%		2Q06%
Americas	3,786	37.7	2,854	34.5	3,422	33.8
Brazil	2,323	23.1	1,761	21.3	2,094	20.7
USA	715	7.1	526	6.4	671	6.6
Others	748	7.4	567	6.8	656	6.5
Asia	2,518	25.0	2,840	34.3	3,409	33.7
China	1,129	11.2	1,495	18.1	1,850	18.3
Japan	841	8.4	837	10.1	864	8.5
Others	548	5.5	508	6.1	695	6.9
Europe	3,027	30.1	2,175	26.3	2,693	26.6
Rest of the World	721	7.2	412	5.0	607	6.0
Total	10,051	100.0	8,281	100.0	10,131	100.0
OPERATIONAL COSTS AND EXPENSES
In 1H06, our cost of goods sold (COGS) was R$8.295 billion, 6.4% higher than that reported in 1H05.
In 2Q06, COGS totaled R$4.351 billion, up R$340 million compared to the 2Q05 figure, of R$4.011 billion.
2Q06

BR GAAP
We are making strenuous efforts to contain the rise in costs, expecting more significant results to materialize over the next 12 months.
The main COGS item, accounting for 21.4% of the total, is expenditure on outsourced services, which amounted to R$931 million in 2Q06, up 17.1% on the same quarter a year earlier. The main drivers behind this cost item are railfreight — contracted for the transport of its iron ore production at MBR mines and Oeste mines, in CVRD’s Southern System, equipment and installation maintenance services, and the removal of tailings and ores.
Energy costs — 20% of total COGS, were R$869 million, 6.2% more than in 2Q05. This reflected an increase in consumption as a consequence of the expansion to our operational activities, as well as the rise in energy prices.
Expenses on material — 18.7% of total COGS — amounted to R$813 million, in line with the expenditure on this item in 2Q05, R$792 million. The main components consisted of equipment parts and components, inputs, conveyor belts and tyres.
The cost of product purchases totaled R$554 million, 12.7% of total COGS, down R$16 million, or 2.8%, yoy. The lower quantity of iron ore bought from small mining operations in the state of Minas Gerais (3.689 million in 2Q06 compared to 4.140 million in 2Q05), the difference in retrospective price adjustments — 2005 and 2006 — relative to the first quarter, and the effect of the appreciation in the Brazilian Real against the US dollar, all reduced expenditure under this heading.
Personnel expenses amounted to R$403 million, up R$63 million on 2Q05. In addition to the effect of the annual salary increase from July 2005, costs rose with the need to hire the additional employees required for the expansion in our activities.
As a function of the Company’s increased asset base, the cost of depreciation and exhaustion, of R$394 million, was 8.8% higher yoy.
Demurrage expenses — fines paid for delays in loading ships at the Company’s maritime terminals were R$35 million, 12.5% down on 2Q05. CVRD has been working intensively on perfecting its logistic processes, seeking to optimize integrated systems (mines-railroad-port). As a result, there was a reduction of 15.2% in demurrage per ton shipped, amounting to US$0.28 in 2Q06 against US$0.33 in 2Q05.
Operational expenses amounted to R$910 million in 2Q06, 16.1% higher than the 2Q05 figure.
Administrative expenses totaled R$381 million, compared to R$308 million in 2Q05. This increase is basically explained by the higher expenditure on personnel (R$39 million) and the higher expenditure on sales (R$36 million).
Expenditure on research and development (R&D) amounted to R$222 million, against R$161 million in 2Q05. CVRD has been increasing its expenditure on R&D, within the context of its strategic focus on organic growth, which implies increased expenditure on investment in mineral exploration and feasibility studies for the development of the mineral deposits located in Brazil and in various other countries.
2Q06

COGS BREAKDOWN
R$ million

	2Q05%		1Q06%		2Q06%
Outsourced services	795	19.8	865	21.9	931	21.4
Energy	818	20.4	760	19.3	869	20.0
Fuel oil and gases	446	11.1	456	11.6	531	12.2
Electric energy	371	9.3	304	7.7	338	7.8
Material	792	19.7	712	18.0	813	18.7
Acquisition of products	570	14.2	524	13.3	554	12.7
Personnel	340	8.5	372	9.4	403	9.3
Depreciation and exhaustion	362	9.0	368	9.3	394	9.0
Goodwill amortization	96	2.4	92	2.3	94	2.2
Others	238	5.9	252	6.4	294	6.8
Total	4,011	100.0	3,945	100.0	4,351	100.0
OPERATIONAL PERFORMANCE
In 1H06, EBIT amounted to R$7.759 billion, 8.8% over the 1H05, R$7.132 billion. EBIT margin was 43.7%, practically the same as that seen in the same period a year earlier, of 43.8%.
In 2Q06, our EBIT was R$4.519 billion, 4.9% lower than the record achieved in 2Q05, R$4.756 billion.
Although there was a raise of R$228 million in our net revenues when comparing 2Q06 with 2Q05, this result was partially offset by the appreciation in the Brazilian Real against the US dollar, which promoted a negative impact of R$1.093 billion. Besides that, EBIT was also negatively affected by the increase in COGS of R$340 million, as well as higher SG&A costs, R$64 million, and R&D expenses, R$61 million.
In 2Q06, CVRD’s EBIT margin amounted to 46.2%, against 49.8% yoy and 40.7% qoq. Since 2Q05, we have been reporting EBIT margin of higher than 40.0%.
CASH GENERATION
CVRD’s EBITDA in 1H06 amounted to R$8.906 billion, 8.8% higher than in the same period the previous year, of R$8.183 billion.
EBITDA in 2Q06 was R$5.153 billion, only 3.4% below the quarterly record achieved in 2Q05, of R$5.334 billion. The reduction of R$180 million is mainly due to a drop in EBIT, of R$237 million, partially compensated for by an increase of R$52 million in depreciation.
In 2Q06, CVRD received R$94 million in dividends from non-consolidated companies, while in 2Q05, this contribution totaled R$89 million. Usiminas contributed with R$59 million in this quarter. Henan Longyu Resources, which begun its operations in the 4Q05, distributed dividends of R$33 million.
The cash generation breakdown by business area in 2Q06 was as follows: ferrous minerals 71%, products of the aluminum chain 15%, non-ferrous minerals 6.6%, logistics 6.5%, steel, 2.6% and others, representing expenditure on R&D, (1.6%).
2Q06

QUARTERLY EBITDA
R$ million

	2Q05	1Q06	2Q06
Net operating revenues	9,551	7,965	9,780
COGS	(4,011)	(3,944)	(4,351)
SG&A	(403)	(436)	(512)
Research and development	(161)	(156)	(222)
Other operational expenses	(220)	(189)	(176)
EBIT	4,756	3,240	4,519
Depreciation, amortization & exhaustion	488	512	540
Dividends received	89	1	94
EBITDA	5,334	3,753	5,153
FINANCIAL RESULT
CVRD’s net financial result in 1H06 was a negative R$725 million: financial expenses totaled R$1.084 billion and financial revenues, R$213 million. Monetary variation amounted to a positive R$146 million.
In 2Q06, the net financial result was a negative R$466 million, down from the figure of R$548 million in 2Q05, when we reported a positive net financial result of R$82 million.
Financial revenues amounted to R$105 million, 78% over 2Q05, due to the higher interest rates and an increase in the average amount held in cash or equivalents.
Financial expenses in 2Q06 totaled R$557 million, more than two times the same period in 2005, R$247 million. Other factors which further contributed to the raise in financial expenses were losses from derivatives and the negative effect of shareholders debentures held being marked to market.
The losses from derivatives were due to remaining hedge operations on the aluminium prices done until 2004.
In May 1997, when CVRD was privatized, we isseued shareholders debentures. Their return was established as a percentage of the revenues to be generated in the future through the exploitation of certain mineral assets. These shareholders debentures were registered with the CVM, Brazil’s Securities Exchange Commission, in 2002 and are traded on ANDIMA’s National Debentures System (SND), www.debentures.com.br.
These debentures constitute a liability for the Company and as such have their prices marked to market. Owing to their increased trading volume on the SND and the strong increase in their average prices, from R$0.060999 in 1Q06 to R$0.325928 in 2Q06, the book value of these obligations on June 30, 2006 was updated to R$126.6 million, implying the realization of a loss of R$108.7 million.
Interest expenses amounted to R$166 million, up R$27 million yoy, as the reduction in the average cost of debt partially compensated for the increase in gross debt, from US$4.168 billion in June 30, 2005 to US$5.883 billion in June 30, 2006.
The effect of the 8.6% appreciation in the Brazilian Real against the US dollar as at June 30, 2006, compared to the end of 2Q05, generated a negative accounting effect of R$14 million on the 2Q06 result — R$285 million less than in 2Q05, when monetary variation amounted to a positive R$271 million.
2Q06

BR GAAP
EQUITY RESULT
In 1H06, the equity income result was a negative R$41 million, compared to a positive result of R$150 million in 1H05.
In 2Q06, the equity income result was a negative R$57 million against a positive R$76 million in 2Q05. This was heavily impacted by the premium on companies consolidated as a result of the incorporation of Caemi shares, which took place at the end of March 2006, of R$132 million, and of the lower contributions from CVRD’s stakes in steel companies, R$60 million compared to R$128 million in 2Q05.
NET EARNINGS
In 1H06, our net earnings amounted to R$6.090 billion, up 19.5% on 1H05’s figure of R$5.094 billion.
Net earnings in 2Q06 totaled R$3.906 billion, setting a new record for the Company, being 12.3% above the previous quarterly record, achieved in 2Q05, of R$3.479 billion.
The increase in net earnings in the 2Q06 vis-a-vis the 2Q05 is explained by the sale of our stake in GIIC (R$737 million) and by the elimination of the negative effect of R$141 million from minority stakes due to the incorporation of the shares of Caemi, which more than compensated the negative effect of the financial result (R$548 million).
A HEALTHY BALANCE SHEET: UPGRADE IN THE CREDIT RATING SCALE
CVRD’s total debt, calculated according to the generally accepted accounting principles in the United States, on June 30, 2006 was US$5.883 billion, vs. US$6.063 billion on March 31, 2006 and US$4.168 billion on June 30, 2005. Net debt at the end of June 2006 was US$3.989 billion, compared to US$4.419 billion at the end of March 2006, and US$3.212 billion at the end of June 2005.
The average tenor of the debt on June 30, 2006 was 8.27 years, longer than the average tenor of 6.57 years at June 30, 2005, and 8.15 years at the end of March 2006. Of the total debt on June 30, 2006, 53% was indexed to floating interest rates, and 47% was at fixed rates of interest.
Total debt/LTM adjusted EBITDA diminished from 0.84x on March 31, 2006 to 0.80x on June 30, 2006. Meanwhile, total debt/EV was maintained in the level of 10%.
Interest coverage as measured as LTM adjusted EBITDA/Interest paid was slightly reduced, from 27.08x at the end of the first quarter to 23.76x on June 30, 2006.
Thus, in spite of the increase of total debt in first half of 2006, which was largely due to the anticipation of fund raising to take advantage from lower interest rates, our debt leverage and interest coverage indices are at extremely comfortable levels.
In 2Q06 Fitch Ratings gave CVRD investment grade rating (BBB—), becoming the fourth rating globally-operating agency to do so. Simultaneously, Standard & Poor’s (S&P) and Dominion Bond Rating Services (DBRS) also upgraded CVRD’s risk rating — S&P from BBB to BBB+, and DBRS from BBBlow to BBBhigh. These two changes place CVRD only one notch below the A band, the highest on the credit rating agencies’ classification scale.
2Q06

BR GAAP
DEBT INDICATORS
US$ million

	2Q05	1Q06	2Q06
Gross debt	4,168	6,063	5,883
Net debt	3,212	4,419	3,989
Gross debt / adjusted LTM EBITDA (x)	0.83	0.84	0.80
Adjusted LTM EBITDA / LTM interest expenses (x)	17.73	27.08	23.76
Gross debt / EV (%)	10.98	10.31	9.85
Enterprise Value = market capitalization + net debt
PERFORMANCE OF THE BUSINESS SEGMENTS
Ferrous minerals
In 1H06, sales of iron ore and pellets, of 129.768 million tons, were 7.6% higher than those in 1H05. This was composed by 114.563 million tons of iron ore sales and 15.205 million tons of pellet sales.
Iron ore and pellet shipments in 2Q06, of 67.141 million tons, were up 8.8% compared to the figure in 2Q05. This reflected the Company’s record production and the continuing buoyancy in the market for iron ore fines and lumps.
In the 2Q06, iron ore sales amounted to 59.703 million tons, up 12.7% on 2Q05 and setting a new quarterly record, beating in 3.696 million tons the sales of 4Q05.
As expected, pellet sales, of 7.438 million tons, were below sales recorded in 2Q05 (8.748 million tons) and in 1Q06 (7.767 million tons). The São Luís pellet plant remained shut down in 2Q06, but with the strength in demand picking up in the seaborne pellet market, the plant resumed operations in the second fortnight of July.
In 2Q06, the Company purchased 3.689 million tons of iron ore from mining operators located in the so-called “Iron Quadrangle”, in the state of Minas Gerais, to complement its production.
In this quarter, 20.427 million tons of iron ore and pellets sold, 30.4% of shipments, were sent to China, compared to 19.9% in 2Q05. Japan absorbed 9.2% of the volumes sold, Germany 8.0%, and France, 3.9%. Sales in Brazil accounted for 17.2% of total shipments.
In 1H06, sales of manganese ore amounted to 347,000 tons, while sales of ferro- alloys, 270,000 tons.
In 2Q06, manganese ore shipments were 198,000 tons and ferro-alloy sales were 144,000 tons, similar amounts to those shipped in 2Q05, which were respectively, 194,000 tons and 151,000 tons.
In 1H06, sales of ferrous minerals resulted in gross revenues of R$12.410 billion, 4.2% higher than the figure in 1H05. EBITDA amounted to R$6.596 billion, compared to R$6.381 billion in 1H05.
Revenues from the shipment of ferrous minerals in 2Q06 totaled R$6.638 billion, down 11% against the figure in 2Q05. This is explained by the BRL/USD negative exchange rate effect when reporting in Brazilian reais — R$873 million — and by the difference in the price levels — R$301 million — as in the 2Q05 was reflected
2Q06

BR GAAP
the retroactive price impact, more than compensating the positive effect of the increase in the sales volume — R$356 million.
In 2Q06, revenues from the sales of iron ore reached R$5.130 billion, R$1.208 billion from pellet sales, R$17 million from pelletization services provided by the pellet plants in Tubarão, R$26 million from the sales of manganese ore, and R$275 million from the sales of ferro-alloys.
In 2Q06, EBIT margin in the ferrous minerals segment amounted to 50.8%. EBITDA generated by this segment was R$3.656 billion, against R$4.446 billion in 2Q05.
SALES VOLUME — IRON ORE AND PELLETS

	thousand tons
	2Q05%		1Q06%		2Q06%
Iron ore	52,969	85.8	54,860	87.6	59,703	88.9
Pellets	8,748	14.2	7,767	12.4	7,438	11.1
Total	61,717	100.0	62,627	100.0	67,141	100.0
VOLUME SOLD BY DESTINATION — IRON ORE AND PELLETS

	million tons
	2Q05%		1Q06%		2Q06%
Americas	12.5	20.3	11.7	18.7	13.1	19.5
Brazil	11.4	18.5	11.1	17.7	11.5	17.2
USA	1.1	1.8	0.6	1.0	1.6	2.4
Asia	22.5	36.5	29.3	46.8	31.4	46.7
China	12.3	19.9	17.6	28.0	20.4	30.4
Japan	6.5	10.6	6.7	10.7	6.2	9.2
Others	3.7	6.0	5.0	8.0	4.7	7.0
Europe	20.6	33.4	16.4	26.2	17.6	26.2
Germany	6.5	10.6	5.5	8.7	5.4	8.0
France	3.0	4.9	2.6	4.2	2.6	3.9
Others	11.1	17.9	8.3	13.3	9.7	14.4
Rest of the World	6.1	9.8	5.2	8.3	5.1	7.5
Total	61.7	100.0	62.6	100.0	67.1	100.0
Aluminum products
In 1H06, bauxite sales reached 2.164 million tons, sales of alumina amounted to 1.357 million tons, and shipments of primary aluminium totaled 249,000 tons. Gross revenue from the sale of products in the aluminium chain amounted to R$2.597 billion, 31.9% over the figure in the 1H05. EBITDA was R$1.208 billion, compared to R$802 million in 1H05.
Alumina sales in 2Q06 amounted to 867,000 tons, a new quarterly record, up 136.2% on 2Q05, showing the conclusion of the ramp-up phase of the capacity expansion at the Barcarena refinery to 4.4 million tons a year, for which production was also a record, of one million tons.
Sales of primary aluminum, of 125,000 tons, were two thousand tons higher than in 2Q05, continuing to reflect the productivity gains at the smelter in Barcarena, where production reached 112,000 tons this quarter.
2Q06

12

BR GAAP
Revenues from the sale of products in the aluminium chain in 2Q06 amounted to R$1.544 billion. Larger alumina sales contributed with R$429 million for the raise of R$616 million in 2Q06 vis-à-vis 2Q05. Higher prices were responsible for R$305 million while the BRL/USD exchange rate effect was negative in R$109 million.
In 2Q06, EBIT margin amounted to 47.4%, while EBITDA totaled R$772 million, up 121.6% to the 2Q05 figure, R$348 million.
Non-ferrous minerals
In 1H06, sales of potash totaled 224,000 tons, sales of kaolin, 626,000 tons, and shipments of copper, 175,000 tons. Gross revenue generated by the sale of these products amounted to R$994 million, up 24.2% on 1H05. EBITDA was R$456 million, against R$186 million in 1H05.
The better performance of copper concentrate sales was fundamental in bringing up the EBIT margin on the sales of non-ferrous minerals to 46.7%, while EBITDA amounted to R$340 million, four times that obtained in the 2Q05, R$83 million.
Shipments of copper concentrate in 2Q06 amounted to 105,000 tons, the same amount as in 2Q05, but up 35,000 tons in relation to 1Q06, due to the recovery in production at Sossego. Copper sales generated revenues of R$447 million, almost double that reported in 2Q05, due to the higher price of copper concentrate.
In 2Q06, the volume of kaolin sold, of 305,000 tons, was in line with the sales in the same quarter a year earlier, of 303,000 tons. Revenues from this product amounted to R$100 million, down 9.7% on 2Q05, because the higher price in US dollar terms was negatively impacted by the appreciation in the Brazilian Real.
The reduction in the planted land area in Brazil due to the drop in agricultural profitability, resulting from the appreciation of the Brazilian Real, lower soya prices seen since 2Q04 and higher input prices — all resulted in a significant drop in potash consumption. At the same time the potash price, having reached a peak in 2Q05, began to decline as a result of the reduction in global demand.
Our potash sales in 2Q06 amounted to 120,000 tons, down 6.2% yoy. Revenue were R$49 million, compared to the R$76 million obtained in the 2Q05.
SALES VOLUME — ORES AND METALS

	thousand tons
	2Q05	1Q06	2Q06
Manganese	194	149	198
Ferro alloys	151	126	144
Copper concentrate	105	70	105
Potash	129	103	121
Kaolin	303	321	305
Bauxite	1,401	1,108	1,056
Alumina	367	490	867
Aluminum	123	124	125
Logistics services
The quest for productivity gains in railroad operations has resulted in greater energy efficiency as fuel consumption per gross ton kilometre went down 3.2% on the Estrada de Ferro Vitória a Minas and 6.3% on the Ferrovia Centro-Atlântica (FCA), remaining unchanged on the Estrada de Ferro Carajás, which already has the lowest fuel consumption of our three railroad systems.
2Q06

13

BR GAAP
In 1H06, revenues from logistics services provided to clients were R$1.599 billion, while EBITDA amounted to R$568 million, compared to R$1.572 billion and R$656 million, respectively in 1H05.
The problems seen in Brazil’s agricultural segment and the 8.4% drop in Brazil’s steel production in the first half of the year had an adverse affect on the performance of CVRD’s railroads, seeing that our main clients are in these sectors. In 2Q06, our railroads transported 7.962 billion net ton kilometres (ntk) of general freight for clients, 2.7% higher than the volume transported in 2Q05, of 7.755 billion ntk. The main cargoes transported were agricultural products, 47.3% of the total, inputs and products for the steel industry, 38.1%, and fuels, 6.5%.
CVRD’s ports and maritime terminals handled 7.781 million tons of general freight in this quarter, against 8.280 million tons in 2Q05.
Logistics services for clients generated revenues of R$896 million in 2Q06, up 5.7% yoy. Railroad transportation produced revenues of R$689 million, while port services R$127 million, and coastal shipping and ports support services, R$80 million.
In 2Q06, EBIT margin in the logistics segment was 34.3%, while EBITDA amounted to R$333 million compared to R$364 million yoy.
LOGISTICS SERVICES

	2Q05	1Q06	2Q06
Railroads (million ntk)	7,755	6,170	7,962
Ports (thousand tons)	8,280	6,189	7,781
Steel
In 1H06, revenues generated by our equity stakes in the steel industry amounted to R$731 million, compared to R$831 million in 1H05. EBITDA was R$201 million, 9.2% higher the same period a year earlier.
In 2Q06, revenues from CVRD’s equity stakes in the steel industry amounted to R$382 million, in line with the revenues obtained in 2Q05. In this quarter, EBIT margin was 17.1%, while EBITDA totaled R$135 million.
EBITDA BY BUSINESS AREA

	R$ million
	2Q05%		1Q06%		2Q06%
Ferrous minerals	4,445	83.3	2,939	78.3	3,657	70.9
Non- ferrous minerals	83	1.5	117	3.1	340	6.6
Logistics	364	6.8	235	6.3	333	6.5
Aluminum	348	6.5	436	11.6	772	15.0
Steel	120	2.2	66	1.8	135	2.6
Others	(27)	-0.5	(40)	-1.1	(83)	-1.6
Total	5,334	100.0	3,753	100.0	5,153	100.0
CAPITAL EXPENDITURE
CVRD’s capex in 2Q06, calculated according to the generally accepted accounting principles in the United States based on the amount disbursed, reached US$818 million, 27.4% less than the US$1.126 billion expended in 1Q06 — which included
2Q06

14

BR GAAP
the acquisition of the assets of Rio Verde Mineração for US$47 million — and was at the same level as the 2Q05 capex of US$821 million.
Total capital expenditure in the first half of the year was US$1.944 billion, 39.8% higher than the capex of US$1.391 billion in the first half of 2005.
Investment in organic growth — projects and R&D — totaled US$518 million in the quarter, while “stay-in-business capex” reached US$300 million. CVRD’s investment in R&D in 2Q06 was US$101 million, which compares with US$81 million in the prior quarter and US$43 million in 2Q05. This spending was concentrated on identifying new deposits of copper, coal, nickel and manganese, and in studies for projects (conceptual, pre-feasibility and feasibility).
The new mine at Brucutu, in the Southern System, one of CVRD’s most important iron ore projects, is starting pre-operational tests, and we expect it to start producing in August.
Start-up of operations at the 118 project, CVRD’s second copper mine, is being delayed by a year due to extra time taken to acquire the license for implementation — so that it is now scheduled to start operating only in 2009.
Shandong Yankuang International Coking Ltd, a Chinese producer of metallurgical coke, where the Company owns a 25% stake, started its operation in the end of June 2006. The estimated production capacity is 2 million tons per year of coke and 200,000 tons per year of methanol.
•    Current projects at implementation phase

		2006
		budget,
Area	Project	US$ MM	Status
Ferrous minerals	Expansion of Carajás iron ore capacity to 85 Mtpy — Northern System	41	This project will increase capacity by 15 million tons per year — completion in 3Q06.

	Expansion of capacity of Carajás iron ore mines to 100 Mtpy — Northern System	289	This project will increase CVRD’s annual output capacity by 15 million tons, with conclusion planned for the second half of 2007. The Ponta da Madeira Port Terminal will be expanded, and Pier III will be extended, with a third ship loading unit and fourth shipment line.

	Brucutu iron ore mine — Southern System	310	Completion of Phase I is expected in 2Q06, increasing nominal production capacity to 12 million tons per year. Phase II is scheduled for completion in 1Q07, bringing the mine’s capacity to 24 million tons per year.

	Fazendão iron ore mine — Southern System	39	Project to produce 14 million tons of run-of-mine (ROM — unprocessed) iron ore per year. The project makes Samarco’s third pelletization plant viable. Work will start in 2H06, for completion and operational start-up in second half 2007.

	Expansion of the Fábrica iron ore mine — Southern System	88	Expansion by 5 million tons, from 12 to 17 million tons per year, with start-up planned for 4Q07.
2Q06

15

BR GAAP

	Expansion of the Tubarão port — Southern System	20	Project to expand the conveyor belt systems, patio machinery and new storage platforms, adding 10 million tons per year to the port’s handling capacity — conclusion planned for 1Q07.

	Itabiritos	338	Construction of a pelletization plant in Minas Gerais state, with nominal annual production capacity of seven million tons, and an iron ore concentration plant. Start-up planned for second half 2008.

	Tubarão VIII	31	Construction of pelletization plant, with nominal production capacity of 7 Mtpy in the Tubarão complex. Start-up planned for 2008. Subject to CVRD Board of Directors approval.

Non-ferrous minerals	118 copper mine	21	This project will have capacity to produce 36,000 tons per year of copper cathode. Key equipment has been ordered and start-up is scheduled for first half 2009. Proceedings to obtain the license for the project are in progress.

	Vermelho nickel mine	97	Estimated production capacity is 46,000 tons of metallic nickel and 2,800 tons of cobalt, per year. The main equipment has been ordered. EPCM (Engineering, Procurement, Construction Management) contracts were signed in December 2005. Proceedings to obtain environmental license are in progress. Start-up of the mine timetabled for fourth quarter 2008.

	Paragominas I bauxite mine	210	The first phase of this mine will produce 5.4 million tons of bauxite per year starting in 1Q07. A 244-km ore pipeline will transport the bauxite to the Barcarena alumina refinery, in the Brazilian state of Pará — its construction is planned for completion in December 2006.

	Stages 6 and 7 of Alunorte — alumina	239	This will increase Alunorte’s capacity to 6.26Mtpy of alumina — conclusion is planned for 2Q08.

	Paragominas II bauxite mine	14	The second phase of Paragominas will add 4.5Mtpy to the capacity of 5.4Mtpy resulting from the first phase. Conclusion timetabled for 2Q08.

Logistics	Railroads (EFVM, EFC, FCA): acquisition of locomotives and wagons	379	In 2006, CVRD will acquire 22 locomotives, and 1,426 rail wagons — 150 for general cargo and 1,276 to carry iron ore. All the locomotives will be used to haul iron ore.

Power generation	Capim Branco I and II hydroelectric power plants	61	Both are on the Araguari river in the state of Minas Gerais, and will have generation capacity, respectively, of 240MW and 210MW. Capim Branco I started operating in 1Q06. Capim Branco II is timetabled for start-up in 1Q07.

	Estreito hydroelectric power plant	68	On the Tocantins river, on the border between the Brazilian states of Maranhão and Tocantins. Planned installed capacity of 1,087MW. Start of construction is planned for 2006, subject to obtaining installation license. First rotor is expected to start producing in second half 2009.

Steel holdings	Ceará Steel	11	Project for a steel slab plant in the state of Ceará in Brazil’s Northeast region, with nominal capacity for 1.5 million tons per year. Start-up planned for 2009.

	CSA	72	Project for a steel slab plant in the state of Rio de Janeiro, with nominal capacity for 5 million tons per year, and start-up in the first half of 2009. CVRD’s Board of Directors approved the investment in 1Q06.
2Q06

16

BR GAAP
TOTAL CAPEX BY BUSINESS AREA

	US$ million
By business area	Actual, 2Q06		Actual, 2006
Ferrous minerals	407	49.8%	926	47.6%
Non-ferrous minerals	94	11.6%	177	9.1%
Logistics	107	13.0%	335	17.2%
Aluminum	131	16.0%	349	18.0%
Coal	21	2.6%	29	1.5%
Energy	20	2.5%	45	2.3%
Steel holdings	6	0.7%	14	0.7%
Other	32	3.9%	69	3.6%
Total	818	100.0%	1,944	100.0%
CONFERENCE CALL AND WEBCAST
CVRD will hold a conference call and webcast on August 4, at 12:00 midday Rio de Janeiro time, 11:00 am US Eastern Standard Time, 4:00 pm UK time. Instructions for participation are on the website www.cvrd.com.br, under Investor Relations. A recording will be available on CVRD’s site for 90 days from August 4.
FINANCIAL INDICATORS OF NON-CONSOLIDATED COMPANIES
For selected financial indicators of the main companies not consolidated, see CVRD quarterly financial statements on www.cvrd.com.br, under Investor Relations.
2Q06

17

BR GAAP
FINANCIAL STATEMENTS

	R$ million
	2Q05	1Q06	2Q06
Gross operating revenues	10,051	8,281	10,131
Taxes	(500)	(316)	(351)
Net operating revenues	9,551	7,965	9,780
Cost of goods sold	(4,011)	(3,944)	(4,351)
Gross profit	5,541	4,021	5,429
Gross margin (%)	58.0	50.5	55.5
Operational expenses	(784)	(781)	(910)
Sales	(96)	(105)	(130)
Administrative	(308)	(331)	(381)
Research and development	(161)	(156)	(222)
Other operational expenses	(220)	(189)	(176)
Operating profit before result from shareholdings	4,756	3,240	4,520
Result from shareholdings	77	16	(56)
Equity income	147	76	75
Goodwill amortization	(57)	(38)	(132)
Others	(13)	(22)	—
Financial result	82	(259)	(466)
Financial expenses	(247)	(527)	(557)
Financial revenues	58	108	105
Monetary variation	271	160	(14)
Operating profit	4,915	2,997	3,996
Result of discontinued operations	—	19	737
Income tax and social contribution	4,915	3,016	4,734
Earnings before income tax and social contribution	(1,061)	(585)	(593)
Minority interest	(375)	(247)	(234)
Net earnings	3,479	2,184	3,906
BALANCE SHEET

	R$ million
	06/30/05	03/31/06	06/30/06
Asset
Current	12,387	13,715	14,660
Long term	4,106	4,551	4,998
Fixed	30,462	41,917	43,540
Total	46,954	60,183	63,198
Liabilities
Current	8,195	10,078	8,855
Long term	12,918	16,292	16,393
Others	2,579	2,085	2,370
Shareholders’ equity	23,262	31,727	35,579
Paid-up capital	14,000	19,492	19,492
Reserves	9,262	12,235	16,087
Total	46,954	60,182	63,198
2Q06

18

BR GAAP
CASH FLOW
R$ million

	2Q05	1Q06	2Q06
Cash flows from operating activities:
Net income	3,479	2,185	3,906
Adjustments to reconcile net income with cash provided by operating activities:
Result from shareholdings	(77)	(16)	57
Result from sale of investment	—	(19)	(737)
Depreciation, depletion and amortization	384	420	446
Deferred income tax and social contribution	53	(77)	96
Financial expenses and foreign exchange and monetary net variation	(982)	(654)	65
Minority interest	375	246	234
Impairment of property, plant and equipment	60	18	60
Goodwill amortization in the COGS	96	92	94
Net unrealized derivative losses	(10)	158	107
Dividends/interest attributed to stockholders received	89	1	94
Others	58	22	(25)
Decrease (increase) in assets:
Accounts receivable	(1,026)	492	(896)
Inventories	(67)	(188)	90
Advanced pay to energy suppliers	(143)	(68)	(67)
Others	(450)	(404)	210
Increase (decrease) in liabilities:
Suppliers and contractors	278	(842)	242
Payroll and related charges	30	(242)	110
Taxes and Contributions	885	(329)	268
Others	288	(285)	(148)
Net cash provided by operating activities	3,323	511	4,205
Cash Flow from investing activities:
Loans and advances receivable	(43)	26	(181)
Guarantees and deposits	(37)	(52)	(28)
Additions to investments	(208)	(112)	—
Additions to property, plant and equipment	(1,926)	(1,699)	(2,434)
Proceeds from disposals of investments/property, plant and equipment	4	48	970
Net cash used in investing activities	(2,212)	(1,789)	(1,673)
Cash flows from financing activities:
Short-term debt, net issuances (repayments)	470	155	(55)
Long-term debt	342	3,091	28
Financial institutions	(1,138)	(739)	(450)
Interest attributed to stockholders	(1,280)	(55)	(1,378)
Stock treasury	—	—	(54)
Net cash used in financing activities	(1,606)	2,452	(1,908)
Increase (decrease) in cash and cash equivalents	(496)	1,174	661
Cash and equivalents, beginning of period	3,240	2,703	3,877
Cash and equivalents, end of period	2,744	3,877	4,502
Cash paid during the period for:
Interest on short-term debt	(20)	(8)	(8)
Interest on long-term debt	(128)	(219)	(164)
Paid income tax and social contribution	(378)	(432)	(101)
Non-cash transactions:
Additions to property, plant and equipment — interest capitalization	402	(220)	89
Income tax and social contribution paid with credits	(56)	(82)	(78)
2Q06

19

BR GAAP

“This communication may include declarations which represent the expectations of the Company’s Management about future results or events. All such declarations, when based on future expectations and not on historical facts, involve various risks and uncertainties. The Company cannot guarantee that such declarations turn out to be correct. Such risks and uncertainties include factors relative to the Brazilian economy and capital markets, which are volatile and may be affected by developments in other countries; factors relative to the iron ore business and its dependence on the steel industry, which is cyclical in nature; and factors relative to the high degree of competitiveness in industries in which CVRD operates. To obtain additional information on factors which could cause results to be different from those estimated by the Company, please consult the reports filed with the Comissão de Valores Mobiliários (CVM — Brazilian stock exchange regulatory authority) and the U.S. Securities and Exchange Commission — SEC, including the most recent Annual Report — CVRD Form 20F.”
2Q06

20

A- Quarterly information
(A free translation of the original in Portuguese relating to the Quarterly information prepared in thousands in accordance with the requirements of Accounting Practices Generally Accepted in Brazil)
1- Balance Sheet

Periods ended June 30	In thousands of reais
			Consolidated		Parent Company
	Notes		06/30/06	03/31/06	06/30/06	03/31/06
Assets
Current assets
Cash and cash equivalents	5.8		4,501,953	3,877,362	116,099	144,164
Accounts receivable from customers	5.9		4,527,871	3,670,235	2,243,382	2,071,977
Related parties	5.10		22,626	220,847	1,023,253	1,363,243
Inventories	5.11		3,342,975	3,488,755	1,331,895	1,377,421
Taxes to recover or offset	5.12		787,265	966,031	257,182	498,424
Deferred income tax and social contribution	5.13		509,073	586,394	425,575	506,555
Other	—		967,764	905,046	288,664	333,830

			14,659,527	13,714,670	5,686,050	6,295,614

Non-current assets
Long-term receivables
Related parties	5.10		14,226	18,566	404,800	407,013
Loans and financing	—		144,144	141,414	107,170	105,448
Deferred income tax and social contribution	5.13		945,081	994,339	399,246	427,929
Judicial deposits	5.17		1,953,963	1,722,990	1,284,908	1,068,188
Taxes to recover or offset	5.12		314,494	214,280	214,572	176,722
Asset for sale	—		110,972	114,997	—	—
Advances to energy suppliers	5.4	(f)	861,575	794,789	—	—
Prepaid expenses	—		264,010	109,399	—	—
Other	—		389,339	439,921	24,321	10,637

			4,997,804	4,550,695	2,435,017	2,195,937

Investments	5.14		6,816,643	7,008,981	29,292,636	26,485,896
Property, plant and equipment	5.15		36,539,637	34,696,174	22,953,483	21,548,895
Deferred charges	—		183,685	211,531	—	—

			43,539,965	41,916,686	52,246,119	48,034,791

			63,197,296	60,182,051	60,367,186	56,526,342

Liabilities and stockholders’ equity
Current liabilities
Short-term debt	5.16		652,389	615,994	—	—
Current portion of long-term debt	5.16		2,514,229	2,746,618	621,121	771,617
Payable to suppliers and contractors	—		2,018,364	1,788,399	1,398,583	1,213,474
Related parties	5.10		73,040	62,457	4,279,199	4,126,936
Payroll and related charges	—		413,094	303,466	286,225	196,976
Pension Plan — Valia	—		74,808	75,357	74,808	75,408
Dividends and interest on stockholders’ equity	5.21		1,440,843	2,961,312	1,357,850	2,750,150
Taxes and contributions	—		781,517	529,006	93,506	54,201
Other	—		886,956	995,143	393,047	422,645

			8,855,240	10,077,752	8,504,339	9,611,407

Non-current liabilities
Long-term liabilities
Long-term debt	5.16		10,576,743	10,768,483	2,049,055	2,113,611
Related parties	5.10		2,847	3,106	10,255,884	9,381,736
Provisions for contingencies	5.17		3,040,826	2,825,735	2,322,604	2,138,215
Pension Plan — Valia	—		545,665	546,695	545,665	545,060
Provision for asset retirement obligations	5.18		541,631	554,679	326,953	343,532
Provisions for derivatives	5.23		679,838	644,966	77,567	75,471
Other	—		1,005,629	947,947	706,215	589,706

			16,393,179	16,291,611	16,283,943	15,187,331

Deferred income	—		6,787	7,603	—	—

Minority interest	—		2,363,186	2,077,481	—	—

Stockholders’ equity
Paid-up capital	5.20		19,492,401	19,492,401	19,492,401	19,492,401
Revenue reserves	—		16,086,503	12,235,203	16,086,503	12,235,203

			35,578,904	31,727,604	35,578,904	31,727,604

			63,197,296	60,182,051	60,367,186	56,526,342

The additional information, notes and attachment I are an integral part of the quarterly information.

(A free translation of the original in Portuguese relating to the Quarterly information prepared in accordance with the requirements of Accounting Practices Generally Accepted in Brazil)
2- Statement of Income

Periods ended June 30	In thousands of reais
		Consolidated					Parent Company
		Quarter			Accumulated		Accumulated
	Notes	2Q/06	1Q/06	2Q/05	06/30/06	06/30/05	06/30/06	06/30/05
Operating revenues	8.1.1 and 8.2.1
Sales of ore and metals
Iron ore and pellets		6,354,472	5,498,489	7,027,883	11,852,961	10,969,421	7,232,217	7,040,421
Manganese and ferroalloys		300,246	256,362	442,982	556,608	941,221	—	—
Copper		447,328	241,738	228,570	689,066	428,550	460,841	392,847
Potash		49,377	48,888	75,506	98,265	155,879	98,265	155,879
Kaolin		100,151	106,327	110,955	206,478	215,531	—	—

		7,251,574	6,151,804	7,885,896	13,403,378	12,710,602	7,791,323	7,589,147
Transport services		895,968	703,644	847,967	1,599,612	1,572,430	902,429	842,921
Sales of aluminum-related products		1,544,296	1,052,552	928,170	2,596,848	1,968,138	20,889	98,796
Sales of steel products		381,832	348,909	378,697	730,741	830,850	—	—
Other products and services		56,995	24,215	10,718	81,210	21,791	38,215	21,564

		10,130,665	8,281,124	10,051,448	18,411,789	17,103,811	8,752,856	8,552,428
Value Added taxes		(350,794)	(315,852)	(499,993)	(666,646)	(831,783)	(479,643)	(486,788)

Net operating revenues		9,779,871	7,965,272	9,551,455	17,745,143	16,272,028	8,273,213	8,065,640

Cost of products and services	8.1.1 and 8.2.1
Ores and metals		(2,815,494)	(2,598,146)	(2,619,094)	(5,413,640)	(5,024,506)	(4,435,139)	(4,147,292)
Transport services		(426,850)	(452,964)	(489,874)	(879,814)	(930,669)	(342,789)	(290,784)
Aluminum-related products		(761,378)	(600,677)	(543,775)	(1,362,055)	(1,093,067)	(89,553)	(50,946)
Steel products		(308,211)	(278,906)	(352,156)	(587,117)	(735,816)	—	—
Other products and services		(38,789)	(14,017)	(5,761)	(52,806)	(11,581)	(15,403)	(14,283)

		(4,350,722)	(3,944,710)	(4,010,660)	(8,295,432)	(7,795,639)	(4,882,884)	(4,503,305)

Gross profit		5,429,149	4,020,562	5,540,795	9,449,711	8,476,389	3,390,329	3,562,335
Gross margin		55.5%	50.5%	58.0%	53.3%	52.1%	41.0%	44.2%
Operating expenses
Selling and Administrative	5.24	(511,794)	(435,793)	(403,106)	(947,587)	(760,804)	(414,099)	(285,396)
Research and development		(222,030)	(156,058)	(161,446)	(378,088)	(242,575)	(235,122)	(174,887)
Other operating expenses	5.24	(175,902)	(188,825)	(219,770)	(364,727)	(340,638)	(244,775)	(177,401)

		(909,726)	(780,676)	(784,322)	(1,690,402)	(1,344,017)	(893,996)	(637,684)

Operating profit before financial results and results of equity investments		4,519,423	3,239,886	4,756,473	7,759,309	7,132,372	2,496,333	2,924,651
Results of equity investments	5.14	(57,280)	16,410	76,889	(40,870)	150,408	4,111,198	2,413,136
Gain on investments accounted for by the equity method		75,422	76,774	146,831	152,196	277,190	4,950,619	3,261,237
Amortization of goodwill		(132,256)	(37,941)	(57,270)	(170,197)	(114,540)	(170,197)	(114,540)
Provision for losses		—	—	—	—	—	(58,095)	(36,311)
Exchange variation in stockholders’ equity of companies abroad		(446)	(22,423)	(12,672)	(22,869)	(12,242)	(611,129)	(697,250)
Financial results, net	5.22	(466,405)	(259,054)	81,871	(725,459)	(192,576)	(33,925)	455,448
Sale of assets	5.7	736,866	19,326	—	756,192	—	19,326	—

Income before income tax and social contribution		4,732,604	3,016,568	4,915,233	7,749,172	7,090,204	6,592,932	5,793,235
Income tax and social contribution	5.13	(593,102)	(585,334)	(1,060,879)	(1,178,436)	(1,451,423)	(503,273)	(698,760)

Income before minority interests		4,139,502	2,431,234	3,854,354	6,570,736	5,638,781	6,089,659	5,094,475
Minority interests		(234,405)	(246,672)	(375,069)	(481,077)	(544,306)	—	—

Net income for the period		3,905,097	2,184,562	3,479,285	6,089,659	5,094,475	6,089,659	5,094,475

Number of shares outstanding at the end of the period (in thousands)	5.19 and 5.20	2,430,062	2,431,343	2,303,040	2,430,062	2,303,040	2,430,062	2,303,040

Net earnings per share outstanding at the end of the period (R$)		1.61	0.90	1.51	2.51	2.21	2.51	2.21

The notes and attachment I are an integral part of the quarterly information.

(A free translation of the original in Portuguese relating to the Quarterly information prepared in accordance with the requirements of Accounting Practices Generally Accepted in Brazil)
3- Statement of Changes in Stockholders’ Equity

Periods ended June 30	In thousands of reais
			Revenue reserves
		Paid-up	Expansion/		Unrealized		Fiscal	Treasury	Retained
	Notes	capital	Investments	Depletion	income	Legal	incentives	stock	earnings	Total
December 31, 2004		7,300,000	8,206,978	1,004,166	345,728	1,403,117	40,663	(131,318)	—	18,169,334

Net income for the year		—	—	—	—	—	—	—	10,442,986	10,442,986
Capitalization of reserves		6,700,000	(5,129,319)	(1,004,166)	—	(525,853)	(40,662)	—	—	—
Realization of reserves		—	—	—	(109,561)	—	—	—	109,561	—
Exchange — Samitri shares		—	—	—	—	—	—	21	—	21
Treasury stock		—	—	—	—	—	—	(3)	—	(3)
Appropriations:
Interim interest on stockholders’ equity		—	—	—	—	—	—	—	(783,387)	(783,387)
Interim dividends		—	—	—	—	—	—	—	(1,028,160)	(1,028,160)
Additional remuneration proposed		—	—	—	—	—	—	—	(2,750,150)	(2,750,150)
Appropriation to revenue reserves		—	5,385,337	—	—	522,149	83,364	—	(5,990,850)	—

December 31, 2005		14,000,000	8,462,996	—	236,167	1,399,413	83,365	(131,300)	—	24,050,641

Capital Increase	5.20	5,492,401	—	—	—	—	—	—	—	5,492,401
Net income for the period		—	—	—	—	—	—	—	2,184,562	2,184,562

March 31, 2006		19,492,401	8,462,996	—	236,167	1,399,413	83,365	(131,300)	2,184,562	31,727,604

Net income for the period		—	—	—	—	—	—	—	3,905,097	3,905,097
Treasury stock		—	—	—	—	—	—	(53,797)	—	(53,797)

June 30, 2006		19,492,401	8,462,996	—	236,167	1,399,413	83,365	(185,097)	6,089,659	35,578,904

The notes and attachment I are an integral part of the quarterly information.

(A free translation of the original in Portuguese relating to the Quarterly information prepared in accordance with the requirements of Accounting Practices Generally Accepted in Brazil)
4- Statement of Cash Flows

Periods ended June 30	In thousands of reais
	Consolidated					Parent Company
	Quarter			Accumulated		Accumulated
	2Q/06	1Q/06	2Q/05	06/30/06	06/30/05	06/30/06	06/30/05
Cash flows from operating activities:
Net income for the period	3.905.097	2.184.562	3.479.285	6.089.659	5.094.475	6.089.659	5.094.475
Adjustments to reconcile net income for the period with cash provided by operating activities:
Results of equity investments	57.280	(16.410)	(76.889)	40.870	(150.408)	(4.111.198)	(2.413.136)
Sale of assets	(736.866)	(19.326)	—	(756.192)	—	(19.326)	—
Depreciation, amortization and depletion	445.923	420.329	384.488	866.252	769.513	465.626	415.866
Deferred income tax and social contribution	95.560	(76.550)	52.590	19.010	(60.719)	(67.953)	(36.459)
Financial expenses and monetary and exchange rate variations on assets and liabilities, net	64.191	(653.868)	(981.548)	(589.677)	(935.257)	(452.305)	(591.177)
Minority interest	234.405	246.672	375.069	481.077	544.306	—	—
Disposal of property, plant and equipment	60.059	18.653	60.382	78.712	75.629	33.464	21.202
Amortization of goodwill in the cost of products sold	94.090	91.987	96.095	186.077	192.190	183.974	192.190
Net losses on derivatives	107.435	157.681	(10.321)	265.116	(5.726)	25.707	(511)
Dividends/interest on stockholders’ equity received	93.786	1.327	88.922	95.113	88.922	826.113	598.001
Other	(24.506)	22.018	57.532	(2.488)	(23.795)	62.886	3.886

	4.396.454	2.377.075	3.525.605	6.773.529	5.589.130	3.036.647	3.284.337

Decrease (increase) in assets:
Accounts receivable	(895.971)	492.456	(1.025.615)	(403.515)	(1.363.451)	(205.264)	(341.567)
Inventories	89.591	(188.357)	(67.305)	(98.766)	(137.204)	(109.505)	(193.763)
Advances to energy suppliers	(66.786)	(67.562)	(142.886)	(134.348)	—	—	—
Other	210.128	(404.070)	(449.748)	(193.942)	(714.961)	163.256	(457.701)

	(663.038)	(167.533)	(1.685.554)	(830.571)	(2.215.616)	(151.513)	(993.031)

Increase (decrease) in liabilities:
Suppliers and contractors	242.012	(841.968)	278.468	(599.956)	327.085	(368.940)	399.755
Payroll and related charges and Other	109.629	(241.710)	30.438	(132.081)	(63.827)	(138.242)	(62.998)
Taxes and contributions	267.800	(329.416)	885.434	(61.616)	306.558	479	510.992
Other	(147.612)	(285.510)	288.291	(433.122)	31.537	(376.093)	95.724

	471.829	(1.698.604)	1.482.631	(1.226.775)	601.353	(882.796)	943.473

Net cash provided by operating activities	4.205.245	510.938	3.322.682	4.716.183	3.974.867	2.002.338	3.234.779

Cash flows from investing activities:
Loans and advances receivable	(180.756)	25.771	(43.441)	(154.985)	(31.411)	83.684	(50.554)
Guarantees and deposits	(28.305)	(51.764)	(37.493)	(80.069)	(89.053)	(59.413)	(25.074)
Additions to investments	—	(112.081)	(208.400)	(112.081)	(218.582)	(3.140.402)	(602.265)
Additions to property, plant and equipment	(2.434.198)	(1.699.135)	(1.926.388)	(4.133.333)	(3.681.652)	(2.926.093)	(2.621.146)
Net cash used in acquisitions and increase of funds to subsidiaries	—	—	—	—	—	—	—
Proceeds from disposal of property, plant and equipment/ investments	970.440	48.353	3.584	1.018.793	10.061	63.702	10.061

Net cash used in financing activities	(1.672.819)	(1.788.856)	(2.212.138)	(3.461.675)	(4.010.637)	(5.978.522)	(3.288.978)

Cash flows from financing activities:
Short-term debt	(54.637)	155.180	469.987	100.543	690.839	(97.606)	1.322.016
Long-term debt	27.965	3.090.699	341.618	3.118.664	1.067.437	5.923.127	1.157.767
Repayments:
Related parties	—	—	—	—	—	—	(497.986)
Financial institutions	(449.775)	(739.096)	(1.138.189)	(1.188.871)	(1.615.536)	(418.608)	(713.291)
Interest on stockholders’ equity payed to stockholders	(1.377.591)	(54.755)	(1.279.900)	(1.432.346)	(1.279.900)	(1.392.300)	(1.279.900)
Treasure stock	(53.797)	—	—	(53.797)	—	(53.797)	—

Net cash provided by (used in) financing activities	(1.907.835)	2.452.028	(1.606.484)	544.193	(1.137.160)	3.960.816	(11.394)

Increase (decrease) in cash and cash equivalents	624.591	1.174.110	(495.940)	1.798.701	(1.172.930)	(15.368)	(65.593)
Cash and cash equivalents, beginning of the period	3.877.362	2.703.252	3.239.768	2.703.252	3.916.758	131.467	305.927

Cash and cash equivalents, end of the period	4.501.953	3.877.362	2.743.828	4.501.953	2.743.828	116.099	240.334

Cash paid during the period for:
Short-term interest	(8.170)	(7.875)	(19.680)	(16.045)	(21.224)	(9.488)	—
Long-term interest	(164.077)	(219.143)	(128.388)	(383.220)	(354.512)	(194.715)	(133.776)
Income tax and social contribution	(101.492)	(431.936)	(378.927)	(533.428)	(589.068)	(386.892)	(396.246)
Non-cash transactions:
Additions to property, plant and equipment — interest capitalization	88.562	(220.168)	402.249	(131.606)	375.457	(139.156)	144.297
Transfer of advance for future capital increase to investments	—	—	—	—	—	(253.720)	(506.880)
Compensated income tax and social contribution	(77.646)	(82.078)	(56.159)	(159.724)	(104.840)	(51.509)	(16.045)
The notes and attachment I are an integral part of the quarterly information.

(A free translation of the original in Portuguese relating to the Quarterly information prepared in accordance with the requirements of Accounting Practices Generally Accepted in Brazil)
5- Notes to the Quarterly information at June 30, 2006 and 2005
Expressed In thousands of reais
5.1- Operations
Companhia Vale do Rio Doce is a publicly traded corporation whose predominant activities are mining, processing and sale of iron ore, pellets, copper and potash, as well as logistic services, power generation and mineral research and development. In addition, through its direct and indirect subsidiaries and jointly controlled companies, CVRD operates in iron ore, pellets, manganese, ferroalloys, kaolin, steel, aluminum-related products and logistics.
5.2- Presentation of Quarterly information
The quarterly information have been prepared in conformity with accounting practices followed in Brazil, based on corporate legislation, as well as the rules and guidelines issued by the Comissão de Valores Mobiliários — CVM (Brazilian Securities Commission.
5.3- Principles and Practices of Consolidation
The consolidated quarterly information shows the balances of assets and liabilities on June 30 and March 31, 2006 and the operations of the Parent Company, its direct and indirect subsidiaries and its jointly-controlled companies for the periods ended on June 30, 2006, March 31, 2006 and June 30, 2005;
Intercompany balances and the Parent Company’s investments in its direct and indirect subsidiaries and jointly controlled companies were eliminated in the consolidation. Minority interests are shown separately on the balance sheet and statement of income;
In the case of investments in companies in which the control is shared with other stockholders, the components of assets and liabilities and revenues and expenses are included in the consolidated quarterly information in proportion to the participation of the Parent Company in the capital of each investee; and
The principal figures of the subsidiaries and jointly controlled companies included in the consolidation are presented in Attachment I.
5.4- Significant Accounting Policies
(a)	The Company adopts the accrual basis of accounting;

(b)	Assets and liabilities that are realizable or due more than twelve months after the quarterly information date are classified as non-current;

(c)	Marketable securities, classified as cash and cash equivalents are represented by less than 90 days applications and are stated at cost plus accrued income earned to the quarterly information date;

(d)	Inventories are stated at average purchase or production cost, and imports in transit at the cost of each item, not exceeding market or realizable value;

(e)	Assets and liabilities in foreign currencies are translated at exchange rates in effect at the quarterly information date, and those in local currency, when applicable, are restated based on contractual indices;

(f)	Amounts given in advance to Centrais Elétricas do Norte do Brasil S.A. — Eletronorte due to long term contract to supply energy, are classified as “Advances to energy suppliers”, in long-term receivables;

(g)	Investments in subsidiaries, jointly-controlled companies and affiliated companies are accounted for by the equity method, based on the stockholders’ equity of the investees, and when applicable increased/decreased by goodwill and negative goodwill to be amortized and provision for losses. Other investments are recorded at cost, less provision for losses when applicable. In the consolidated the exchange rate effect over stockholders equity from investees abroad are classified as monetary and exchange rate variation included as financial results, net;

(h)	Property, plant and equipment, including interest incurred during the construction period of large-scale projects, are recorded at historical cost (increased by monetary restatement up to 1995) and depreciated on the straight-line method, based on the useful lives of the assets. Depletion of mineral reserves is based on the ratio between effective production and estimated capacity;

(i)	Research and development costs are incurred as operational expenses until the proof of its economical feasibility to exploit commercially a mine. After this proof, the costs are capitalized as part of the costs of building and the development;

(j)	During the development of a mine, stripping costs incurred are capitalized as part of the depreciable cost of developing the mine. Post-production stripping costs are recorded as cost of sales;

(k)	Pre-operating costs except for financial charges capitalized as mentioned in (h) above, are deferred and amortized over a period of 10 years. The deferred charges (consolidated) refer basically to copper projects and expansion of Alunorte and Albras; and

(l)	CVRD follows the accounting practices laid down by to Deliberation CVM 371/00 related to the recognition of liabilities and results from actuarial valuation of employees’ pension plan.
5.5- Accounting Pronouncements Recently-issued by Comissão de Valores Mobiliários (CVM)
(a)	On June 19, 2006 CVM issued Deliberation No. 505, which approved IBRACON Pronouncement NPC 10 — Subsequent events to the balance sheet date (correlation to IAS No.10) about the moment a company must adjust its financial statements in relation to subsequent events after the balance sheet date and the information the company must disclose about the date it was given permission to finish the preparation of its financial statements. The application of this pronouncement shall be effective on 01/01/07 or after and its early application is recommended; and

(b)	On the same date CVM issued Deliberation No. 506, which approved IBRACON Pronouncement NPC 12 — Accounting policies, changes in accounting estimates and errors occurred in previous periods or years (correlation to IAS No. 8) about the criteria of accounting policies as well as the accounting treatment and the disclosure of the changes in accounting estimates and errors, in order for the companies to prepare and disclose the financial statements on the same basis. The application of this pronouncement shall be effective on 01/01/07 or after and its early application is recommended.
5.6- Stock Merger — CAEMI
At the Extraordinary General Shareholders Meeting held on March 31, 2006 the merger of outstanding shares issued by Caemi Mineração e Metalurgia — Caemi into the assets of CVRD, was approved with the issuance by CVRD of 64,151,361 (128,302,722 after the split) preferred shares class A.
CVRD held 100% of the common shares of Caemi and 40.06%od the preferred shares, totaling 60.23% of its Capital. After the merger, became wholly owned subsidiary of CVRD.
If CVRD owned 100% of Caemi shares in the periods presented our results would be as follows:

	Quarter
	1Q/06			2Q/05
		Caemi			Caemi
		Additional	Pro Forma		Additional	Pro Forma
	Consolidated	(39.77%)	(unaudited)	Consolidated	(39.77%)	(unaudited)
Operating results	3,017	—	3,017	4,915	—	4,915
Income tax and social contribution	(585)	—	(585)	(1,061)	—	(1,061)
Minority interests	(247)	117	(130)	(375)	189	(186)

Net income	2,185	117	2,302	3,479	189	3,668

Number of shares outstanding ( in thousands)	2,303,040	—	2,431,343	2,303,040	—	2,431,343
Net earnings per share outstanding	0.95	—	0.95	1.51	—	1.51

	Accumulated
	06/30/05
		Caemi
		Additional	Pro Forma
	Consolidated	(39.77%)	(unaudited)
Operating result	7,090	—	7,090
Income tax and social contribution	(1,452)	—	(1,452)
Minority interests	(544)	253	(291)

Net income	5,094	253	5,347

Number of shares outstanding ( in thousands)	2,303,040	—	2,431,343
Net earnings per share outstanding	2.21	—	2.20
5.7- Acquisition and Divestiment
On July 3, 2006 Vale do Rio Doce acquired 45.5% of Valesul Alumínio S.A — Valesul, an aluminum smelter. for R$60 million becoming Vale’s subsidiary.
On May 29, 2006, Vale sold, for R$910,349, its indirect interest in Gulf Industrial Investment Company (GIIC) generating a net gain of R$736,866.
In February 2006, Vale sold, for R$30,205, its total interest in Nova Era Silicon (49% of the capital) to JFE Steel Corporation, resulting in a net gain of R$19,326.

5.8- Cash and Cash Equivalents

	Consolidated		Parent Company
	06/30/06	03/31/06	06/30/06	03/31/06
Cash and bank accounts	575,239	729,767	25,796	48,902

Marketable securities linked to the interbank deposit certificate rate		1,001,900	90,303	95,262
	1,262,704

Time deposits / overnight investments	2,664,010	2,145,695	—	—

	4,501,953	3,877,362	116,099	144,164

5.9- Accounts Receivable

	Consolidated		Parent Company
	06/30/06	03/31/06	06/30/06	03/31/06
Domestic	838,487	702,840	879,646	748,766
Export	3,834,401	3,100,626	1,446,256	1,402,057

	4,672,888	3,803,466	2,325,902	2,150,823
Allowance for doubtful accounts	(110,510)	(104,612)	(52,005)	(53,133)
Allowance for ore weight credits	(34,507)	(28,619)	(30,515)	(25,713)

	4,527,871	3,670,235	2,243,382	2,071,977

No individual client was responsible for more than 10% of total revenues.
5.10- Related Parties
Derived from sales and purchases of products and services or from loans under normal market conditions, with maturities up to the year 2008, as follows:

	Consolidated
	Assets				Liabilities
	06/30/06		03/31/06		06/30/06		03/31/06
		Related		Related		Related		Related
	Customers	party	Customers	party	Suppliers	party	Suppliers	party
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	64,711	—	44,621	—	34,644	29,799	42,846	1,487
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	52,861	131	61,652	131	37,306	11,357	43,243	1,217
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	43,797	—	39,923	—	25,819	1,998	19,115	2,399
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	45,841	600	39,233	24,793	11,414	4,220	29,196	11,005
Usina Siderúrgica de Minas Gerais S.A. - USIMINAS	40,766	26,606	36,017	88,543	866	—	28	8,029
Valesul Alumínio S.A.	984	641	2,520	445	34	—	34	2
Samarco Mineração S.A	4,392	7,379	2,409	31	—	—	—	—
MRS Logistica S.A.	219	366	241	46,012	1,172	14,922	5,331	17,939
Baovale Mineração S.A	106	—	7	482	18,179	—	24,567	—
Mineração Rio do Norte S.A.	523	—	529	51,233	24,960	—	28,841	—
Others	13,654	1,129	17,504	27,743	8,782	13,591	21,045	23,485

Total	267,854	36,852	244,656	239,413	163,176	75,887	214,246	65,563

Registered as:
Current	267,854	22,626	244,656	220,847	163,176	73,040	214,246	62,457
Non-current	—	14,226	—	18,566	—	2,847	—	3,106

	267,854	36,852	244,656	239,413	163,176	75,887	214,246	65,563

5.11- Inventories

	Consolidated		Parent Company
	06/30/06	03/31/06	06/30/06	03/31/06
Finished products
. Iron ore and pellets	916,155	976,781	534,472	476,518
. Manganese and ferroalloys	276,236	300,470	—	—
. Aluminum	248,421	216,414	—	—
. Steel products	59,328	59,001	—	—
. Copper	26,906	29,543	26,906	29,543
. Other	136,212	72,861	46,505	27,547

	1,663,258	1,655,070	607,883	533,608
Spare parts and maintenance supplies	1,679,717	1,833,685	724,012	843,813

	3,342,975	3,488,755	1,331,895	1,377,421

5.12- Taxes to recover or offset

	Consolidated		Parent Company
	06/30/06	03/31/06	06/30/06	03/31/06
Withholding income tax on marketable securities and stockholders’ equity received	52,687	44,573	9,978	9,293
Value-added tax	551,133	609,111	419,813	503,893
PIS and COFINS non cumulative	355,145	300,109	15,504	64,847
IR anticipated	90,592	168,011	—	65,678
Others	52,202	58,507	26,459	31,435

Total	1,101,759	1,180,311	471,754	675,146

Current	787,265	966,031	257,182	498,424
Non-current	314,494	214,280	214,572	176,722

	1,101,759	1,180,311	471,754	675,146

5.13- Deferred Income Tax and Social Contribution
Income of the company is subject to the normal tax system. The balances of deferred assets and liabilities are presented as follows:

	Net Deferred
	Consolidated		Parent Company
	06/30/06	03/31/06	06/30/06	03/31/06
Tax loss carryforward	554,819	636,012	107,763	198,464

Temporary differences:
. Pension Plan — Valia	210,961	210,959	210,961	210,959
. Contingent liabilities	672,406	660,988	604,810	588,881
. Provision for losses on assets	181,349	173,219	156,091	170,987
. Others	(165,381)	(100,445)	(254,804)	(234,807)

	899,335	944,721	717,058	736,020

Total	1,454,154	1,580,733	824,821	934,484

Current	509,073	586,394	425,575	506,555
Non-current	945,081	994,339	399,246	427,929

	1,454,154	1,580,733	824,821	934,484

The amounts reported as income tax and social contribution, which affected the results for the period, are as follows:

	Consolidated					Parent Company
	Quarter			Accumulated		Accumulated
	2Q/06	1Q/06	2Q/05	06/30/06	06/30/05	06/30/06	06/30/05
Income before income tax and social contribution	4,732,604	3,016,568	4,915,233	7,749,172	7,090,204	6,592,932	5,793,235
Results of equity investment	57,280	(16,410)	(76,889)	40,870	(150,408)	(4,111,198)	(2,413,136)
Results on sale of assets	(736,866)	(19,326)	—	(756,192)	—	(19,326)	—

	4,053,018	2,980,832	4,838,344	7,033,850	6,939,796	2,462,408	3,380,099

Income tax and social contribution at combined tax rates	34%	34%	34%	34%	34%	34%	34%

Federal income tax and social contribution at statutory rates	(1,378,026)	(1,013,483)	(1,645,037)	(2,391,509)	(2,359,531)	(837,219)	(1,149,234)

Adjustments to net income which modify the effect on the results for the period:
. Income tax benefit from interest on stockholders’ equity	184,154	198,464	290,166	382,618	435,166	382,618	435,166
. Fiscal incentives	97,977	69,428	52,764	167,405	111,245	4,780	11,846
. Interest on stockholders’ equity received	—	—	—	—	—	—	—
. Results of overseas companies not taxed (bilateral
. international agreements)	467,349	247,410	178,790	714,759	300,395	—	—
. Reduced incentive aliquot	26,705	17,943	29,335	44,648	50,081	—	—
. Other	8,739	(105,096)	33,103	(96,357)	11,221	(53,452)	3,462

Income tax and social contribution	(593,102)	(585,334)	(1,060,879)	(1,178,436)	(1,451,423)	(503,273)	(698,760)

The deferred assets and liabilities for income tax and social contribution arising from tax losses, negative social contribution bases and temporary differences are recognized from an accounting standpoint considering an analysis of likely future results, based on economic and financial projections prepared based on internal assumptions and macroeconomic, commercial and fiscal scenarios which could change in the future.
We have certain tax incentives relative to our manganese operations in Carajás, our potash operations in Rosario do Catete, our alumina and aluminum operations in Barcarena and our kaolin operations in Ipixuna and Mazagão. The incentives relative to manganese comprise partial exemption up to 2013. The incentive relating to alumina and potash comprise full income tax exemption on defined production levels which expire in 2009 and 2013, respectively, while the partial exemption incentives relative to aluminum and kaolin expire in 2013 and bauxite in 2008. An amount equal to the tax saving must be appropriated to a reserve account within stockholders’ equity and may not be distributed in the form of cash dividends.

5.14- Consolidated investments

	Equity Results
	Investments		Quarter			Accumulated
	06/30/06	03/31/06	2Q/06	1Q/06	2Q/05	06/30/06	03/31/06
Investments in affiliated companies
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS (a)	1,064,154	1,009,392	59,473	56,322	127,999	115,795	239,505
Shandong Yankuang International Company Ltd.	46,561	46,735	—	—	—	—	—
Henan Longyu Resources Co. Ltd. (b)	200,172	223,488	9,931	14,377	—	24,308	—
Other	6,493	6,517	—	—	—	—	—
Exchange variation in stockholders’ equity of companies abroad	—	—	(900)	(19,118)	(4,967)	(20,018)	(4,769)
Goodwill of consolidated companies	5,394,664	5,619,323	(132,256)	(37,941)	(57,270)	(170,197)	(114,540)
Investments at cost
SIDERAR Sociedad Anonima Industrial Y Comercial (a)	32,465	32,586	—	—	—	—	—
Quadrem International Holdings Ltd.	10,094	10,132	—	—	—	—	—
Other (b)	62,040	60,808	6,018	6,075	18,832	12,093	37,685
Exchange variation in stockholders’ equity of companies abroad	—	—	454	(3,305)	(7,705)	(2,851)	(7,473)

	6,816,643	7,008,981	(57,280)	16,410	76,889	(40,870)	150,408

(a) Interest at market price — Usiminas R$ 2,193,912 and Siderar R$ 274,526; and
(b) Dividends received from Gerdau, R$ 2,536 (2Q/06 R$ 1,209 and 1Q/06 R$ 1,327), Longyu 2Q/06 R$ 33,147, Usiminas 2Q/06 R$ 59,074 and others at cost R$ 356.

5.15- Property, Plant and Equipment
(a)	By type of asset:

		Consolidated				Parent Company
		06/30/06			03/31/06	06/30/06			03/31/06
	Average
	deprecia-		Accumulated				Accumulated
	tion rates	Cost	depreciation	Net	Net	Cost	depreciation	Net	Net
Buildings	2.82%	3,420,035	(1,195,651)	2,224,384	1,855,575	2,121,020	(749,419)	1,371,601	1,260,411
Installations	3.69%	15,187,830	(4,851,306)	10,336,524	9,032,894	8,166,283	(3,105,993)	5,060,290	4,781,911
Equipment	9.52%	6,914,484	(3,132,663)	3,781,821	3,661,933	2,608,069	(962,762)	1,645,307	1,574,775
Information technology equipment	20.00%	1,148,006	(444,061)	703,945	691,324	994,872	(343,138)	651,734	624,748
Railroads	3.87%	8,156,496	(3,254,420)	4,902,076	4,768,319	8,234,336	(3,252,742)	4,981,594	4,854,355
Mineral rights (*)	1.84%	1,958,001	(865,137)	1,092,864	1,120,522	1,302,866	(185,360)	1,117,506	1,135,264
Others	14.50%	4,002,376	(1,972,922)	2,029,454	1,977,429	1,904,791	(792,688)	1,112,103	1,033,713

		40,787,228	(15,716,160)	25,071,068	23,107,996	25,332,237	(9,392,102)	15,940,135	15,265,177
Construction in progress	—	11,468,569	—	11,468,569	11,588,178	7,013,348	—	7,013,348	6,283,718

Total		52,255,797	(15,716,160)	36,539,637	34,696,174	32,345,585	(9,392,102)	22,953,483	21,548,895

(*)	Calculated on the basis of the volume of ore extracted in relation to the proven and probable reserves.
(b)	By business area:

	Consolidated
	06/30/06			03/31/06
		Accumulated
	Cost	depreciation	Net	Net
Ferrous
In operation	26,287,769	(10,943,337)	15,344,432	14,691,314
Construction in Progress	5,938,563	—	5,938,563	5,159,013

	32,226,332	(10,943,337)	21,282,995	19,850,327

Non-Ferrous
In operation	2,969,687	(781,133)	2,188,554	2,211,499
Construction in Progress	2,939,831	—	2,939,831	2,910,310

	5,909,518	(781,133)	5,128,385	5,121,809

Logistics
In operation	3,080,747	(852,941)	2,227,806	2,170,557
Construction in Progress	238,096	—	238,096	212,402

	3,318,843	(852,941)	2,465,902	2,382,959

Holdings
In operation	7,414,502	(2,806,623)	4,607,879	3,359,268
Construction in Progress	1,636,522	—	1,636,522	2,651,575

	9,051,024	(2,806,623)	6,244,401	6,010,843

Corporate Center
Corporate	1,034,523	(332,126)	702,397	675,358
Construction in Progress	715,557	—	715,557	654,878

	1,750,080	(332,126)	1,417,954	1,330,236

Total	52,255,797	(15,716,160)	36,539,637	34,696,174

5.16- Loans and Financing
Current

	Consolidated
	06/30/06	03/31/06
Trade finance	448,208	426,459
Working capital	204,181	189,535

	652,389	615,994

Non-current

	Consolidated				Parent Company
	Current liabilities		Long-term liabilities		Current liabilities		Long-term liabilities
	06/30/06	03/31/06	06/30/06	03/31/06	06/30/06	03/31/06	06/30/06	03/31/06
Foreign operations
Loans and financing in:
U.S. dollars	1,533,949	1,730,018	4,371,768	4,477,420	516,607	689,547	1,832,982	1,881,711
Other currencies	7,827	6,885	31,562	33,798	7,827	6,885	31,562	33,798
Notes in U.S. dollars	—	—	4,406,214	4,422,704	—	—	—	—
Export securitization	181,128	179,484	653,013	701,796	—	—	—	—
Perpetual notes	—	—	173,969	168,646	—	—	—	—
Accrued charges	287,341	203,335	—	—	46,067	19,070	—	—

	2,010,245	2,119,722	9,636,526	9,804,364	570,501	715,502	1,864,544	1,915,509

Local operations
Indexed by TJLP, TR and IGP-M	166,432	180,455	343,497	362,796	44,945	47,540	167,211	179,927
Basket of currencies	3,530	3,799	17,642	18,553	3,259	3,555	17,289	18,164
Loans in U.S. dollars	256,073	367,777	236,398	248,070	825	1,241	—	—
Non-convertible debentures	690	652	342,680	334,700	690	652	11	11
Accrued charges	77,259	74,213	—	—	901	3,127	—	—

	503,984	626,896	940,217	964,119	50,620	56,115	184,511	198,102

	2,514,229	2,746,618	10,576,743	10,768,483	621,121	771,617	2,049,055	2,113,611

(a)	Foreign currency loans and financing were converted into reais at exchange rates effective on the quarterly information date, being US$1.00 = R$2.1643 in 06/30/06 (R$2.1724 in 03/31/06) and ¥1.00 = R$0.018920 in 06/30/06 (R$0.018456 in 03/31/06);

(b)	At June 30, 2006, our consolidated debt was secured as follows:
•	Loans guaranteed by the Federal Government, to which we gave counter-guarantees of R$255,350;

•	Securitization program of R$842,920;

•	Property, plant and equipment of R$138,850;

•	Others assets R$998,434.
(c)	Amortization of principal and financing charges incurred on long-term loans and financing obtained abroad and domestically mature as follows, as of 06/30/06:

	Consolidated	Parent Company
2007	685,198	213,706
2008	981,489	428,919
2009	748,780	387,587
2010 onward	7,644,638	1,018,843
No due date (perpetual notes and debentures)	516,638	—

	10,576,743	2,049,055

The estimated market values of long-term loans and financing calculated at present value based on available interest rates as of 06/30/06 approximate their book values.

(d)	On October, 2005, the subsidiary Vale Overseas Limited launched a US$300 million notes issue maturing in 2034. The notes carry a coupon of 7.65% p.a. The notes form a single series with the US$500 million notes issued in January 2004 and 8.25% p.a. coupon.

(e)	In January, 2006, the subsidiary Vale Overseas Limited issued US$1 billion 10-year 6.250% p.a. notes, payable semi-annually due 2016, at a price of 99.97% p.a. of the principal amount.

(f)	In January, 2006, the subsidiary Vale Overseas Limited concluded its tender offer for any and all of its US$300 million aggregate principal amount outstanding 9.00% p.a. Guaranteed Notes due 2013.
5.17- Contingent Liabilities
At the quarterly information dates the contingent liabilities of the Company were:
(a)	Provisions for contingencies and judicial deposits (booked under long-term liabilities and long-term assets, respectively), considered by management and its legal counsel as sufficient to cover losses from any type of lawsuit, were as follows:

	Consolidated
		Labor and social
Judicial deposits	Tax contingencies	security claims	Civil claims	Others	Total

Balance at 03/31/2006	1.097.409	347.598	269.601	8.382	1.722.990
Addition	327.543	136.571	22.833	57	487.004
Write off	(160.913)	(108.804)	(17.568)	(5.912)	(293.197)
Updating’s	27.697	20.689	(11.278)	58	37.166

Balance at 06/30/2006	1.291.736	396.054	263.588	2.585	1.953.963

	Parent Company
		Labor and social
Judicial deposits	Tax contingencies	security claims	Civil claims	Others	Total

Balance at 03/31/2006	606.568	254.979	198.469	8.172	1.068.188
Addition	323.871	130.752	18.921	57	473.601
Write off	(160.913)	(106.384)	(17.568)	(5.910)	(290.775)
Updating’s	26.457	18.471	(11.092)	58	33.894

Balance at 06/30/2006	795.983	297.818	188.730	2.377	1.284.908

	Consolidated
		Labor and social
Provisions for contingencies	Tax contingencies	security claims	Civil claims	Others	Total

Balance at 03/31/2006	1.674.482	553.101	538.510	59.642	2.825.735
Addition	194.063	249.143	106.336	2.244	551.786
Write off	(154.387)	(115.900)	(127.472)	(5.020)	(402.779)
Updating’s	39.826	9.923	10.774	5.561	66.084

Balance at 06/30/2006	1.753.984	696.267	528.148	62.427	3.040.826

	Parent Company
		Labor and social
Provisions for contingencies	Tax contingencies	security claims	Civil claims	Others	Total

Balance at 03/31/2006	1.301.502	427.985	390.888	17.840	2.138.215
Addition	183.137	234.201	99.964	4.040	521.342
Write off	(153.883)	(114.640)	(127.392)	(2.084)	(397.999)
Updating’s	36.959	8.525	10.001	5.561	61.046

Balance at 06/30/2006	1.367.715	556.071	373.461	25.357	2.322.604

The Company is party to labor, civil, tax and other suits and has been contesting these matters both administratively and in court. When applicable, these are backed by judicial deposits. Provisions for losses are estimated and restated monetarily by management based on the opinions of the legal department and outside counsel.

Labor and social security - related actions principally comprise claims for (i) payment of time spent traveling from their residences to the work-place, (ii) additional health and safety related payments and (iii) various other matters, often in connection with disputes about the amount of indemnities paid upon dismissal and the one-third extra holiday pay.

Civil - actions principally related to claims made against us by contractors in connection with losses alleged to have been incurred by them as a result of various past government economic plans during which full indexation of contracts for inflation was not permitted and accidents.

Tax — related actions principally comprise our challenges of certain revenue taxes, value added tax and income tax.

In addition to the contingencies for which we have made provisions we have possible losses totaling R$2,663,347 (R$1,795,356 parent company). Based on the advice of our legal counsel, no provision is maintained.

(b)	Guarantees given to jointly controlled companies are as follows:

	Amount of guarantee
			Denominated		Final	Counter
Affiliate	06/30/06	03/31/06	currency	Purpose	maturity	guarantees
SAMARCO	8,508	8,165	US$	Debt guarantee IFC	2008	None
VALESUL	767	767	R$	Debt guarantee BNDES	2007	None
The Company does not expect such guarantees to be executed and therefore no provisions for losses have been made. CVRD does not charge Valesul for granting these guarantees.

(c)	Upon privatization of the Company in 1997, the Brazilian government stipulated the issuance of non-convertible debentures (Debentures) to the stockholders of record, including the federal government. The maturity dates of these Debentures were established to guarantee that pre-privatization stockholders, including the federal government, would share any future benefits from the Company mineral resources.

A total of 388,559,056 Debentures were issued at a par value of R$0.01 (one cent), whose value is to be restated in accordance with the variation in the General Market Price Index (IGP-M), as set forth in the Issue Deed.

On October 4, 2002, the Comissão de Valores Mobiliários — CVM (Brazilian Securities Commission) approved the Company’s registration request, for public trading of the Debentures. As from October 28, 2002, the Debentures can be traded on the secondary market.

The debenture holders are entitled to receive semi-annual payments equivalent to a percentage of the net revenue deriving from certain mineral resources owned in May 1997 and included in the Issue Deed.

According to the Debenture Issue Deed, the amount of the premium must include interest up to the month prior to that of effective payment, plus 1% in the month in which the funds are made available to the debenture holder. Pursuant to this Deed, the payment date shall take place each semester in March and September.

Based on estimates of the operational start-up of copper projects, CVRD began calculating the premium referring to these minerals rights. Considering the iron ore sale, the Company estimates that the threshold for payment will be reached by approximately 2032 and 2019 for the Southern and Northern systems, respectively. Regarding other minerals, such as bauxite and nickel, the forecast for exploitation is for the second half of the decade, and according to the criteria established in the Deed, payment will be due on the net sales revenue in the fourth year after the date of first commercialization. The obligation to make payments to the debenture holders will cease when the pertinent mineral resources are exhausted.

On 04/03/06 we made available payment related to debentures in the amount of R$4,491.
5.18- Environmental and Site Reclamation and Restoration Costs
Expenditures relating to ongoing compliance with environmental regulations are charged to production costs or capitalized as incurred. The Company manages its environmental policies according to the specifications of ISO 14,001 and maintains ongoing programs to minimize the environmental impact of its mining operations as well as to reduce the costs that will be incurred upon termination of activities at each mine. On 06/30/06, the provision for asset retirement obligations amounted to R$541,631 (R$326,953 parent company), which was accounted for in “Provision for asset retirement obligations” in non-current liabilities and R$18,903 (R$18,903 parent company) in “Other” in current liabilities. The Company adopts the concepts of the Accounting for Asset Retirement Obligations, as follows:
•	Costs for mine closure are recorded as part of the cost of these assets and a corresponding provision is made for such future expenditure;

•	The estimated costs are accounted for at the present value of the obligations, discounted using a risk free rate; and

•	The estimated costs are reviewed annually and changes in the present value are adjusted in the recorded amounts of the assets and liabilities.

5.19- Treasury Stock
The Board of Directors, under the terms of Subparagraph XXXII of Article 14 of the Bylaws and based on Article 30 of Law 6404/76 and CVM Instructions 10 of 02/14/80 and 268 of 11/13/97, approved the acquisition by the Company of its own shares to be held in treasury for later sale or cancellation.
On June 21, 2006, the Board of Directors approved a buy-back program of its preferred shares. The program will involve the acquisition of up to 47,986,763 preferred shares, corresponding to 5% of its outstanding preferred shares on May 31, 2006, to be executed over the next 180 days. Until 06/30/06, 1,281,100 preferred shares had been acquired.
On 06/30/06, the Company had acquired 28,291,020 common shares and 1,304,016 preferred shares, which are held in treasury in the amount of R$185,097. The 28,291,020 common shares guarantee a loan of the subsidiary Alunorte. On June 30, 2006 the market value of 4,988,922 of these shares would be sufficient to offset the balance of the debt.

Shares						Average
Class	Quantity		Unit acquisition cost			quoted market price
	06/30/06	03/31/06	Average	Low	High	06/30/06	03/31/06
Preferred	1,304,016	22,916	41.44	41.16	42.65	44.56	44.68

Common	28,291,020	28,291,020	4.63	3.34	8.68	51.78	51.02

	29,595,036	28,313,936

5.20- Paid-up Capital
At the Extraordinary Shareholders’ Meeting held on 03/31/06 the Capital Stock is in the amount of R$19,492,400,974.56, corresponding to 1,229,828,529 shares, being R$9,007,032,395.62 divided into 749.949.429 common shares and R$10,485,368,578.94, divided into 479,879,100 preferred Class “A”, including three (3) special Class shares, all without par value.
After the split the capital stock in the amount of R$19.5 billion, corresponds to 2,459,657,058 shares, being 1,499,898,858 common shares and 957,758,200 preferred Class “A”, including six special class shares without par value (Golden share). The share/ADR proportion was maintained at 1/1; therefore, each common and preferred share, will continue to be represented by one ADR supported by one common share or by one ADR supported by one class “A” preferred share, respectively.
Preferred shares have the same rights as common shares, except for the right to elect the members of the Board of Directors. They have priority to a minimum annual dividend of 6% on the portion of capital represented by this class of share or 3% of the book net equity value of the share, whichever is greater.
The Extraordinary Shareholders’ Meeting held on 04/27/06 approved the split of shares, which occurred on 05/22/06. Each preferred and commom share was split and represented by two shares.
For comparative purposes we considered the effects of the split to calculate the net income per outstanding share, presented in the Statement of Income.
5.21- Payment to Shareholders
At 04/28/06 the payment of the first installment of the minimum dividend to shareholders for R$1,392,300, equivalent to R$1.145292894 per outstanding common or preferred class A or common share was made. From this amount, R$809,800 equivalent to R$0.666133869 per outstanding preferred class A or common share were paid in the form of interest on shareholders’ equity and R$582,500, equivalent to R$0.479159025 per outstanding preferred or common share, in the form of dividends.
5.22- Financial Results

Consolidated
	2Q/06			1Q/06			2Q/05
		Monetary and			Monetary and			Monetary and
		exchange rate			exchange rate			exchange rate
	Financial	variation on		Financial	variation on		Financial	variation on
	expenses	liabilities	Total	expenses	liabilities	Total	expenses	liabilities	Total
Foreign debt	(123,118)	76,420	(46,698)	(115,961)	242,259	126,298	(101,289)	780,104	678,815
Local debt	(41,444)	(100,574)	(142,018)	(37,133)	155,170	118,037	(54,481)	235,822	181,341
Related parties	(1,911)	(7)	(1,918)	(2,664)	(125)	(2,789)	16,459	4,124	20,583

	(166,473)	(24,161)	(190,634)	(155,758)	397,304	241,546	(139,311)	1,020,050	880,739

Labor, tax and civil contingencies	(56,236)	(7,771)	(64,007)	(56,910)	(13,745)	(70,655)	(31,575)	(18,697)	(50,272)
Derivatives, net of gain/losses (interest and currencies)	3,244	27	3,271	1,589	432	2,021	(5,878)	2,637	(3,241)
Derivatives, net of gain/losses (gold, aluminum and alumina)	(110,679)	1,634	(109,045)	(159,270)	50,226	(109,044)	16,198	41,964	58,162
CPMF	(42,486)	—	(42,486)	(48,456)	—	(48,456)	(46,111)	—	(46,111)
Other	(184,189)	(49,334)	(233,523)	(108,266)	(155,694)	(263,960)	(40,815)	(85,525)	(126,340)

	(556,819)	(79,605)	(636,424)	(527,071)	278,523	(248,548)	(247,492)	960,429	712,937

		Monetary and			Monetary and			Monetary and
		exchange rate			exchange rate			exchange rate
	Financial	variation on		Financial	variation on		Financial	variation on
	income	assets	Total	income	assets	Total	income	assets	Total
Related parties	5,050	(1,443)	3,607	791	4	795	(14,186)	(5,169)	(19,355)
Marketable securities	55,001	(9,289)	45,712	69,026	(52,529)	16,497	51,507	(230,392)	(178,885)
Other	44,713	75,987	120,700	38,290	(66,088)	(27,798)	20,816	(453,642)	(432,826)

	104,764	65,255	170,019	108,107	(118,613)	(10,506)	58,137	(689,203)	(631,066)

Financial income (expenses), net	(452,055)	(14,350)	(466,405)	(418,964)	159,910	(259,054)	(189,355)	271,226	81,871

	06/30/06			06/30/05
		Monetary and			Monetary and
		exchange rate			exchange rate
	Financial	variation on		Financial	variation on
	expenses	liabilities	Total	expenses	liabilities	Total
Foreign debt	(239,079)	318,679	79,600	(181,999)	770,505	588,506
Local debt	(78,577)	54,596	(23,981)	(119,051)	224,394	105,343
Related parties	(4,575)	(132)	(4,707)	(10,914)	13	(10,901)

	(322,231)	373,143	50,912	(311,964)	994,912	682,948

Labor, tax and civil contingencies	(113,146)	(21,516)	(134,662)	(62,586)	(42,412)	(104,998)

Derivatives, net of gain/losses (interest and currencies)	4,833	459	5,292	(1,290)	2,566	1,276

Derivatives, net of gain/losses (gold, aluminum and alumina)	(269,949)	51,860	(218,089)	7,015	38,781	45,796
CPMF	(90,942)	—	(90,942)	(69,695)	—	(69,695)
Other	(292,455)	(205,028)	(497,483)	(103,979)	(160,696)	(264,675)

	(1,083,890)	198,918	(884,972)	(542,499)	833,151	290,652

		Monetary and			Monetary and
		exchange rate			exchange rate
	Financial	variation on		Financial	variation on
	income	assets	Total	income	assets	Total
Related parties	5,841	(1,439)	4,402	14,807	7,938	22,745
Marketable securities	124,027	(61,818)	62,209	94,608	(216,133)	(121,525)
Other	83,003	9,899	92,902	61,562	(446,010)	(384,448)

	212,871	(53,358)	159,513	170,977	(654,205)	(483,228)

Financial income (expenses), net	(871,019)	145,560	(725,459)	(371,522)	178,946	(192,576)

	Parent Company
	06/30/06			06/30/05
		Monetary and			Monetary and
		exchange rate			exchange rate
	Financial	variation on		Financial	variation on
	expenses	liabilities	Total	expenses	liabilities	Total
Foreign debt	(52,927)	(47,560)	(100,487)	(9,972)	192,101	182,129
Local debt	(13,475)	(73,947)	(87,422)	(12,362)	51,231	38,869
Related parties	(167,961)	511,318	343,357	(139,085)	419,017	279,932

	(234,363)	389,811	155,448	(161,419)	662,349	500,930

Labor, tax and civil contingencies	(110,042)	(19,612)	(129,654)	(62,586)	(41,472)	(104,058)
Derivatives, net of gain/losses (interest and currencies)	2,642	(134)	2,508	(3,245)	(407)	(3,652)
Derivatives, net of gain/losses (gold)	(28,349)	4,116	(24,233)	3,936	5,290	9,226
CPMF	(57,292)	—	(57,292)	(39,065)	—	(39,065)
Other	(167,915)	172,406	4,491	(49,155)	230,705	181,550

	(595,319)	546,587	(48,732)	(311,534)	856,465	544,931

		Monetary and			Monetary and
		exchange rate			exchange rate
	Financial	variation on		Financial	variation on
	income	assets	Total	income	assets	Total
Related parties	37,419	(118,016)	(80,597)	31,342	(145,480)	(114,138)
Marketable securities	21,956	45	22,001	23,350	9,743	33,093
Other	13,778	59,625	73,403	22,495	(30,933)	(8,438)

	73,153	(58,346)	14,807	77,187	(166,670)	(89,483)

Financial income (expenses), net	(522,166)	488,241	(33,925)	(234,347)	689,795	455,448

5.23- Financial Instruments — Derivatives
The main market risks the Company faces are related to interest rates, exchange rates and commodities prices. CVRD has a policy of managing risks through the use of derivative instruments.
The Company’s risk management follows policies and guidelines reviewed and approved by the Board of Directors and Executive Board. These policies and guidelines prohibit speculative trading and short selling and require diversification of transactions and counterparties. The policy of the Company is to settle all contracts financially without physical delivery of the products. The credit limits and creditworthiness of counterparties are also reviewed periodically and are defined according to the rules approved by the Company’s management. The results of hedging are recognized monthly in the financial results.

The following table shows the movement of gains/loss on derivatives:

	Consolidated
	2Q/06
	Interest rates	(*)
	(libor)	Currencies	Gold	Aluminium	Alumina	Total
Gains / (losses) unrealized on 03/31/06	(6,361)	2,325	(126,624)	(353,234)	(158,748)	(642,642)
Financial settlement	2,692	—	8,253	32,316	29,545	72,806
Financial expenses, net	1,358	1,886	(11,688)	(68,105)	(30,886)	(107,435)
Monetary variations, net	10	17	(1,235)	3,581	(712)	1,661

Gains / (losses) unrealized on 06/30/06	(2,301)	4,228	(131,294)	(385,442)	(160,801)	(675,610)

	1Q/06
	Interest rates	(*)
	(libor)	Currencies	Gold	Aluminium	Alumina	Total
Gains / (losses) unrealized on 12/31/05	(8,769)	1,725	(107,561)	(367,928)	(125,614)	(608,147)
Financial settlement	987	—	8,564	31,307	31,670	72,528
Financial expenses, net	838	751	(36,338)	(47,664)	(75,268)	(157,681)
Monetary variations, net	583	(151)	8,711	31,051	10,464	50,658

Gains / (losses) unrealized on 03/31/06	(6,361)	2,325	(126,624)	(353,234)	(158,748)	(642,642)

	2Q/05
	Interest rates	(*)
	(libor)	Currencies	Gold	Aluminium	Alumina	Total
Gains / (losses) unrealized on 03/31/05	(30,577)	7,192	(83,661)	(138,303)	(134,046)	(379,395)
Financial settlement	10,162	(991)	5,629	22,936	21,657	59,393
Financial expenses, net	(4,239)	(1,638)	(1,228)	(28,254)	45,680	10,321
Monetary variations, net	3,481	(844)	9,705	16,381	15,877	44,600

Gains / (losses) unrealized on 06/30/05	(21,173)	3,719	(69,555)	(127,240)	(50,832)	(265,081)

	Parent Company
	06/30/06
	Interest rates	(*)
	(libor)	Currencies	Gold	Total
Gains / (losses) unrealized on 12/31/05	(5)	1,725	(63,408)	(61,688)
Financial settlement	—	—	10,074	10,074
Financial expenses, net	5	2,637	(28,349)	(25,707)
Monetary variations, net	—	(134)	4,116	3,982

Gains / (losses) unrealized on 06/30/06	—	4,228	(77,567)	(73,339)

	06/30/05
	Interest rates	(*)
	(libor)	Currencies	Gold	Total
Gains / (losses) unrealized on 12/31/04	(9,268)	9,405	(55,406)	(55,269)
Financial settlement	7,354	(1,197)	6,440	12,597
Financial expenses, net	236	(3,661)	3,936	511
Monetary variations, net	422	(829)	5,290	4,883

Gains / (losses) unrealized on 06/30/05	(1,256)	3,718	(39,740)	(37,278)

(*) Included as others in current assets.
Final maturity dates for the above instruments are as follows:

Gold	Dec 2008
Interest rates (LIBOR)	Oct 2007
Currencies	Dec 2011
Alumina	Dec 2008
Aluminum	Dec 2008

5.24- Selling, Administrative and Other Operating Expenses

	Consolidated					Parent Company
	Quarter			Accumulated		Accumulated
Administrative	2Q/06	1Q/06	2Q/05	06/30/06	06/30/05	06/30/06	06/30/05
Personnel	142,299	137,285	102,856	279,584	206,606	146,844	115,921

Services of technical consulting	33,179	38,436	42,155	71,615	63,157	40,937	41,970
Advertising and publicity	54,536	26,760	29,739	81,296	44,339	79,656	41,960
Depreciation	53,240	52,058	29,487	105,298	59,294	77,644	25,635
Travel expenses	13,509	10,705	15,041	24,214	24,045	20,575	16,574
Rents and taxes	15,001	10,051	21,014	25,052	33,314	11,852	13,731
Community aborigine	4,120	4,063	5,042	8,183	9,925	8,182	9,925
Other	64,750	51,549	62,258	116,299	124,461	25,221	19,083

Sub total	380,634	330,907	307,592	711,541	565,141	410,911	284,799

Sales	131,160	104,886	95,514	236,046	195,663	3,188	597

Total	511,794	435,793	403,106	947,587	760,804	414,099	285,396

	Consolidated					Parent Company
	Quarter			Accumulated		Accumulated
	2Q/06	1Q/06	2Q/05	06/30/06	06/30/05	06/30/06	06/30/05
Other operating expenses (income)
Provisions for contingencies	44,334	31,020	34,490	75,354	60,128	10,795	54,000
Provision for loss on ICMS credits	13,935	14,858	8,709	28,793	28,269	—	—
Provision for profit sharing	78,441	62,449	59,992	140,890	106,681	108,000	90,000
Donations	2,573	3,298	32,478	5,871	38,368	5,290	32,253
Pension plan	—	—	17,000	—	17,000	—	17,000
Copper expenses	—	—	19,585	—	19,585	—	19,450
Other	36,619	77,200	47,516	113,819	70,607	120,690	(35,302)

Total	175,902	188,825	219,770	364,727	340,638	244,775	177,401

6- Attachment I — Statement of Investments in Subsidiaries and Jointly-Controlled Companies

Period ended June 30, 2006	In thousands of reais
			Accounting information
	Participation (%)		Assets			Liabilities and stockholders' equity				Statement of income
				Non-current assets			Non-current liabilities
					Investments,		Long-term,
					property plant		deferred
					and equipment		income and	Adjusted		Cost of	Operating	Non-		Adjusted net
					and deferred		minority	stockholders’		products and	income	operating	Income	income
	Total	Voting	Current	Long-term	charges	Current	interest	equity	Net revenues	services	(expenses)	result	tax and	(loss)
Subsidiaries (a)
ALBRAS — Alumínio Brasileiro S.A.	51,00	51,00	668.056	1.324.997	1.052.653	538.679	1.104.404	1.402.623	1.189.176	(743.861)	(82.433)	122	(91.504)	271.500
ALUNORTE — Alumina do Norte do Brasil S.A.	57,03	61,74	727.051	183.857	3.489.277	381.365	1.272.634	2.746.186	1.193.679	(678.810)	(66.545)	353	(89.065)	359.612
Brasilux S.A.	100,00	100,00	2.314	32.973	539	13.440	—	22.386	—	—	(1.456)	—	—	(1.456)
Caemi Mineração e Metalurgia S.A.(b, c)	100,00	100,00	2.805.594	114.354	1.987.832	641.933	936.914	3.328.933	2.438.186	(1.018.006)	(282.950)	(122.759)	(238.954)	775.517
Companhia Paulista de Ferro Ligas	100,00	100,00	55.953	163.342	3.859	139.382	81.913	1.859	—	—	4.376	232	(3.261)	1.347
Companhia Portuária Baia de Sepetiba	100,00	100,00	184.157	5.959	146.791	73.011	—	263.896	120.795	(47.781)	3.277	—	(25.927)	50.364
CVRD Overseas Ltd.	100,00	100,00	690.207	653.013	820.848	1.537.213	43.438	583.417	1.356.248	(886.701)	(22.339)	—	—	447.208
Docepar S.A.	100,00	100,00	3.105	318.746	147	20.683	269.342	31.973	—	—	(11.211)	—	(150)	(11.361)
Ferrovia Centro — Atlântica S.A.	100,00	100,00	323.695	132.596	1.471.915	207.234	1.894.803	(173.831)	342.270	(349.524)	(45.416)	—	—	(52.670)
Ferro Gusa Carajás S.A.	77,97	77,97	125.298	—	272.904	307.867	566	89.769	43.084	(46.337)	(29.968)	—	—	(33.221)
Florestas Rio Doce S.A.	100,00	100,00	60.723	32.314	3.731	40.209	32.686	23.873	—	—	2.211	—	(2.063)	148
CVRD International S.A. (d)	100,00	100,00	7.763.585	9.928.021	3.826.956	2.983.031	5.939.229	12.596.302	7.780.826	(5.702.546)	(134.005)	754.891	—	2.699.166
Mineração Tacumã Ltda.	100,00	100,00	129	—	1.601.013	16.322	1.773.342	(188.522)	—	—	(71.826)	—	—	(71.826)
Navegação Vale do Rio Doce S.A. – DOCENAVE (c)	100,00	100,00	296.795	23.478	546.506	73.152	551.316	242.311	27.274	(8.241)	(17.547)	(5)	(10.995)	(9.514)
Rio Doce International Finance Ltd.	100,00	100,00	543	—	—	8.779	137	(8.373)	—	(647)	156.605	—	—	155.958
Rio Doce Manganèse Europe — RDME	100,00	100,00	226.924	210	76.990	112.951	2.173	189.000	226.253	(228.494)	(12.361)	(24)	(528)	(15.154)
Rio Doce Manganése Norway AS	100,00	100,00	62.392	7.674	65.512	64.232	15.044	56.302	82.403	(71.522)	(17.026)	—	—	(6.145)
Rio Doce Manganês S.A.	100,00	100,00	460.975	211.527	393.602	283.022	187.684	595.398	302.593	(263.809)	(74.191)	(13.922)	10.814	(38.515)
Salobo Metais S.A.	100,00	100,00	1.558	—	851.275	340	576.358	276.135	—	—	—	—	—	—
TVV — Terminal de Vila Velha S.A. (c)	100,00	99,89	38.448	7.180	55.382	22.769	8.269	69.972	56.537	(42.082)	(1.515)	—	(4.205)	8.735
Urucum Mineração S.A.	100,00	100,00	90.459	17.727	70.292	25.177	100.704	52.597	65.032	(36.186)	(16.164)	(3.159)	(3.943)	5.580
Vale Overseas Ltd.	100,00	100,00	153.094	4.524.580	—	153.093	4.524.580	1	—	—	—	—	—	—

Jointly-controlled companies (a)
California Steel Industries, Inc.	50,00	50,00	993.000	5.060	510.565	361.334	324.644	822.647	1.461.484	(1.174.002)	(100.720)	—	(100.503)	86.259
Companhia Coreano-Brasileira de Pelotização — KOBRASCO (c)	50,00	50,00	119.804	42.417	242.270	171.633	78.984	153.874	390.305	(299.337)	4.559	32	(33.394)	62.165
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS (c)	50,89	51,00	239.967	45.855	73.584	170.157	47.682	141.567	315.935	(254.921)	(14.147)	—	(17.168)	29.699
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO (c)	50,90	51,00	196.751	57.364	74.009	134.387	65.609	128.128	300.658	(248.533)	(10.145)	—	(15.554)	26.426
Companhia Nipo-Brasileira de Pelotização — NIBRASCO (c)	51,00	51,11	278.165	86.603	124.619	311.095	29.674	148.618	573.082	(458.367)	(11.068)	—	(40.606)	63.041
Gulf Industrial Investment Co.-GIIC (e)	—	—	293.777	10.659	114.451	65.196	20.892	332.799	226.900	(134.188)	(48.894)	—	—	43.818
Minas da Serra Geral S.A. — MSG (c)	50,00	50,00	21.987	14.165	86.553	2.467	23.187	97.051	12.303	(5.378)	(3.501)	76	(1.406)	2.094
Mineração Rio do Norte S.A. (c)	40,00	40,00	136.093	495.455	952.329	630.344	231.458	722.075	418.817	(249.658)	3.397	(6.341)	(23.111)	143.104
MRS Logística S.A. (c)	40,45	37,23	681.867	295.004	1.267.455	731.283	670.930	842.113	885.406	(492.228)	(69.013)	(825)	(110.444)	212.896
Samarco Mineração S.A. (c)	50,00	50,00	757.978	129.424	1.572.801	1.399.605	161.561	899.037	1.133.523	(390.071)	(149.175)	4.526	(99.543)	499.260
Valesul Alumínio S.A.	54,51	54,51	206.595	67.356	119.494	57.118	31.860	304.467	276.550	(204.856)	(14.438)	5.487	(12.651)	50.092
Baovale Mineração S. A. (c)	50,00	100,00	36.254	—	51.472	1.114	—	86.612	14.719	(2.174)	(17.534)	—	(1.650)	(6.639)
Notes:
Notes:
(a)	The amounts above correspond to totals presented in the quarterly information of these companies on June 30, 2006 adjusted and unaudited;

(b)	The quarterly information of Caemi are consolidated and include R$124,746 of minority interests. Interest beginning on 03/31/06 (note 5.5);

(c)	Dividends received during the period: Baovale R$963, Belém R$19,818, Caemi R$334,238, Docenave R$70,134, Hispanobrás R$29,950, Itabrasco R$25,450, Kobrasco R$24,193, MRN R$10,183, MRN R$128,000, MSG R$1,480, Nibrasco R$46,713, Samarco R$54,238 and TVV R$18,787;

(d)	Previously known as Itabira Rio Doce Company Ltd. — ITACO; and

(e)	Investment sold on 05/29/06 and the last financial statement available refers to 04/06 (note 5.7).
Additional information of the main investees companies available on the CVRD website, www.cvrd.com.br, investors relations.

7- Report of the Independent Accountants on Limited Review
(Convenience Translation into English from the Original Previously Issued in Portuguese)

To the Stockholders and Board of Directors of
Companhia Vale do Rio Doce
Rio de Janeiro – RJ

1. We have carried out a limited review of the Quarterly Financial Information (ITR) of Companhia Vale do Rio Doce, holding company and consolidated, in respect of the quarter ended June 30, 2006, prepared in accordance with the accounting practices adopted in Brazil and under the responsibility of the Company's management, comprising the balance sheets, the statements of income and the comments on the Company's performance.

2. Except as mentioned in paragraph 3, our limited review was carried out in accordance with the specific procedures established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Board, and consisted mainly of: (a) inquires and discussion with the officers responsible for the Company's and its investees' accounting, financial and operational areas about the procedures adopted for preparing the Quarterly Financial Information (ITR), and (b) review of the information and subsequent events which have, or may have, relevant effects on the Company's and its investees' financial positions and operations.

3. The financial statements as of June 30, 2006, of certain subsidiaries, jointly-owned and associated companies, in which there are relevant investments, have not been reviewed by independent auditors. Accordingly, the conclusions resulting from our review do not cover the amounts of R$6,349,498 thousand of these investments and R$461,790 thousand of the income generated by them for the quarter then ended.

4. Based on our limited review, except for the effects of the adjustments, if any, which might have been required if the financial statements of the subsidiaries, jointly-owned and associated companies mentioned in paragraph 3 had been reviewed by independent auditors, we are not aware of any relevant adjustment which should be made to the Quarterly Financial Information (ITR), referred to in paragraph 1, for it to be in accordance with the rules issued by the Brazilian Securities Commission (CVM) specifically applicable to the preparation of the obligatory Quarterly Financial Information (ITR).

5. Our limited review was conducted for the purpose of issuing our report on the Quarterly Financial Information (ITR) referred to in paragraph 1, taken as a whole. The statement of cash flows is presented as additional information, and is not a required part of the Quarterly Financial Information. Such statement has been subjected to the review procedures described in paragraph 2 and we are not aware of any material adjustment that should be made to such statement for it to be adequately presented in relation to the Quarterly Financial Information.

6. We have previously reviewed the balance sheets, holding company and consolidated, as of March 31, 2006 and the income statements for the quarter and semester ended June 30, 2005, presented for comparison purposes, over which we issued limited reviews' reports dated May 10, 2006 and August 10, 2005, respectively, including a qualification regarding the financial statements of certain subsidiaries, jointly-owned and associated companies, which have not been reviewed by independent auditors.

Rio de Janeiro, August 2, 2006

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Marcelo Cavalcanti Almeida
Accountant

B — Additional Information (not reviewed)
8 — Management’s Discussion and Analysis of the Operating Results for the Year Ended June 30, 2006 and Supplemental Information
According to corporate governance best practices and with the objective of increasing the transparency of operations, CVRD presents additional information, which was reviewed by independent auditors.
As a result of the analysis some general aspects must be considered, as follows:
On 06/30/06, about 92% of the consolidated gross revenue and 30% of consolidated total cost are linked to the U.S. dollar. Consequently, fluctuations in the exchange rate variation between the two currencies have a significant impact on the operating results.
Approximately 86% of consolidated short-term and long-term loans on 06/30/06 are denominated in U.S. dollars. As a result, exchange rate fluctuations have a significant impact on the financial expenses and income.
The average Dollar rate fell 15% between periods (R$2.1927 on 06/30/06 against R$2.5727 in 06/30/05), partially offset by price increases, and the end rate fell 8% (R$2.1643 in 06/30/06 against R$2.3504 in 06/30/05).
In 2006, iron ore prices increased by 19% and pellets prices decreased by 3%.
The consolidated Trade Balance was:

	In US$ million
	Quarter
	2Q/06	1Q/06	2Q/05	06/30/06	06/30/05
Exports	2,543	2,282	1,951	4,825	3,287
Imports	(221)	(228)	(134)	(449)	(375)

	2,322	2,054	1,817	4,376	2,912

8.1- Comments on Consolidated Operating Results
8.1.1- Gross revenue

	In thousands of metric tons (except railroad transportation)					In thousands of reais
	Quarter			Accumulated		Quarter			Accumulated
	2Q/06	1Q/06	2Q/05	06/30/06	06/30/05	2Q/06	1Q/06	2Q/05	06/30/06	06/30/05
Iron ore	59,703	54,860	52,969	114,563	102,128	5,129,829	4,146,849	5,072,201	9,276,678	7,825,608
Pellets (*)	7,438	7,767	8,748	15,205	18,473	1,224,643	1,351,640	1,955,682	2,576,283	3,143,813

	67,141	62,627	61,717	129,768	120,601	6,354,472	5,498,489	7,027,883	11,852,961	10,969,421

Manganese	198	149	194	347	392	25,581	24,869	62,013	50,450	125,368
Ferroalloys	144	126	151	270	287	274,665	231,493	380,969	506,158	815,853

						300,246	256,362	442,982	556,608	941,221

Copper	105	70	105	175	190	447,328	241,738	228,570	689,066	428,550
Potash	121	103	129	224	267	49,377	48,888	75,506	98,265	155,879
Kaolin	305	321	303	626	583	100,151	106,327	110,955	206,478	215,531

						596,856	396,953	415,031	993,809	799,960

Railroad transportation (millions of TKU) (**)	10,374	8,335	10,019	18,709	18,352	688,756	534,837	630,946	1,223,593	1,136,458
Port services	7,781	6,189	8,280	13,970	14,593	127,014	105,654	122,875	232,668	237,250
Boat services	—	—	—	—	—	12,670	12,915	16,164	25,585	32,214
Maritime transportation	—	—	—	—	—	67,528	50,238	77,982	117,766	166,508

						895,968	703,644	847,967	1,599,612	1,572,430

Aluminum	125	124	123	249	245	736,242	651,097	582,268	1,387,339	1,193,490
Alumina	867	490	367	1,357	831	743,806	336,068	237,726	1,079,874	596,429
Bauxite	1,056	1,108	1,401	2,164	2,634	64,248	65,387	108,176	129,635	178,219

						1,544,296	1,052,552	928,170	2,596,848	1,968,138

Steel	—	—	—	—	—	381,832	348,909	378,697	730,741	830,850
Pig iron	71	—	—	71	—	42,769	—	—	42,769	—
Coal	—	46	—	46	—	—	9,054	—	9,054	—
Other products and services	—	—	—	—	—	14,226	15,161	10,718	29,387	21,791

						10,130,665	8,281,124	10,051,448	18,411,789	17,103,811

(*)	Includes revenues derived from services provided to pelletizing join ventures in the amounts of R$16,799, R$17,891, R$12,689, R$34,690 and R$33,902 referring to the 2Q/06, 1Q/06, 2Q/05, 1H/06 and 1H/05, respectively.

(**)	The Company carried through its railroad system 7,962, 6,170, 7,755, 14,132 and 13,764 million of TKUs of general cargo and 2,412, 2,165, 2,264, 4,577 and 4,588 million of TKUs of iron ore for third parties in 2Q/06, 1Q/06, 2Q/05, 1H/06 and 1H/05, respectively.

Sales volume and revenues by products and services:
The 8% gross revenue increase, from R$17,103,811 to R$18,411,789 was due to:
•	Reference price increase of 19% for iron ore and decreased 3% for pellets;

•	Increase of copper prices;

•	Increase of iron ore volumes sold; and

•	Beginning of the sale of pig iron and coal in 2006.
The above effects were partially offset by:
•	The devaluation of the average dollar compared with the real was 15%; and

•	Decrease in ferroalloys prices (due to increase of offer began by the end of 2004) and the decline of manganese volume sold.
Gross consolidated revenue by segment

				Holdings		Quarter						Acumulated
		Non -
	Ferrous	Ferrous
	Minerals	Minerals	Logistics	Aluminum	Other	2Q/06%		1Q/06%		2Q/05%		06/30/06%		06/30/05%
External market
Americas, except United States	421,898	168	16,574	217,350	—	655,990	6	566,971	7	748,101	7	1,222,961	7	1,266,359	7
United States	207,752	5,545	—	33,212	424,601	671,110	7	525,912	6	715,247	7	1,197,022	7	1,458,636	9
Germany	627,634	87,168	—	1,263	—	716,065	7	616,179	7	876,238	9	1,332,244	7	1,356,345	8
France	264,927	12,039	—	—	—	276,966	3	221,922	3	373,614	4	498,888	3	579,402	3
England	191,105	494	—	5,983	—	197,582	2	165,779	2	162,813	2	363,361	2	310,819	2
Europe, except for Germany, France and England	807,079	144,918	—	550,734	—
						1,502,731	15	1,171,010	14	1,613,854	16	2,673,741	15	2,608,079	15
Middle East/Africa/Oceania	429,327	989	—	176,288	—	606,604	6	412,456	5	721,516	7	1,019,060	6	1,057,190	6
China	1,702,011	11,772	12,102	124,272	—	1,850,157	18	1,494,737	18	1,128,828	11	3,344,894	18	1,965,052	11
South Korea	170,674	1,389	—	—	—	172,063	2	293,866	4	189,524	2	465,929	3	377,230	2
Japan	537,819	16,139	—	309,762	—	863,720	9	836,807	10	841,129	8	1,700,527	9	1,438,326	8
Ásia, other than China, South	279,600	243,656	—	—	—
Korea and Japan						523,256	5	214,642	3	358,044	4	737,898	4	598,772	4

	5,639,826	524,277	28,676	1,418,864	424,601	8,036,244	80	6,520,281	79	7,728,908	77	14,556,525	81	13,016,210	75
Brazil	1,042,630	72,579	852,612	126,589	11	2,094,421	20	1,760,843	21	2,322,540	23	3,855,264	19	4,087,601	25

Total	6,682,456	596,856	881,288	1,545,453	424,612	10,130,665	100	8,281,124	100	10,051,448	100	18,411,789	100	17,103,811	100

8.1.2 — Cost of products and services
By nature

	Denominated in		Quarter			Accumulated
	R$	US$	2Q/06	1Q/06	2Q/05	06/30/06	06/30/05
Personnel	373,324	30,616	403,940	372,415	340,120	776,355	654,291
Material	634,157	178,901	813,058	711,774	791,828	1,524,832	1,506,849
Oil and gas	398,231	132,672	530,903	456,295	446,398	987,198	852,907
Outsourced services	709,243	221,470	930,713	865,001	794,865	1,795,714	1,553,027
Energy	326,236	12,003	338,239	303,779	371,472	642,018	689,017
Raw Material	19,603	534,188	553,791	523,838	569,851	1,077,629	1,162,855
Depreciation and depletion	378,198	13,663	391,861	367,628	361,793	759,489	708,526
Amortization of goodwill	94,090	—	94,090	91,987	96,095	186,077	192,190
Others	128,986	165,141	294,127	251,993	238,238	546,120	475,977

Total	3,062,068	1,288,654	4,350,722	3,944,710	4,010,660	8,295,432	7,795,639

	70%	30%

The 6% increase in the cost of products and services (R$8,295,432 on 06/30/06 against R$7,795,639 on 06/30/05) is due to increase in sales volumes and changes in the prices of materials, oil, energy and services which comprise production cost during the period.
8.1.3 — Selling expenses and administrative expenses
Selling expenses increased by 21%, from R$195,663 on 06/30/05 to R$236,048 on 06/30/06. Administrative expenses increased by 26% from R$565,141 on 06/30/05 to R$711,541 on 06/30/06, basically due to personnel agreements and expenses with depreciation.
8.1.4 — Research and development
Research and development increased by 56%, from R$242,575 on 06/30/05 to R$378,088 on 06/30/06, reflecting CVRD expansion plan to diversify production and expansion of production to meet world demand.
8.1.5 — Other operating expenses
Other operating expenses increased by R$24,089, from R$340,638 on 06/30/05 to R$364,727 on 06/30/06.
8.1.6 — Net financial results
The net financial result had an impact of R$532,883 (expense of R$725,459 on 06/30/06 compared to expense of R$192,576 on 06/30/05) due to exchange rate variation effect over the foreign debt, that was partially compensated with the exchange variation on cash equivalents.

8.1.7 — Income tax and social contribution
Income tax and social contribution reflect an expense of R$1,178,436 on 06/30/06 compared with an expense of R$1,451,423 on 06/30/05, mainly caused by decrease of taxable income.
8.1.8 — Cash generation
The operating cash generation measured by EBITDA (earnings before financial results, results of equity investments, interest, income tax and depreciation, amortization and depletion, more dividends received) was R$8,906,751 on 06/30/06, against R$8,182,997 on 06/30/05, an increase of 9%.
EBITDA is not a BR GAAP measure and does not represent cash flow for the periods presented and should not be considered as an alternative to net income (loss), as an indicator of our operating performance or as an alternative to cash flow as a source of liquidity.
Our definition of EBITDA may not be comparable with EBITDA as defined by other companies.
Although EBITDA, as defined above, it does not provide a US GAAP measure of operating cash flows, our management uses it to measure our operating performance and it is commonly used by financial analysts in evaluating our business.
EBITDA

	Quarter			Accumulated
	2Q/06	1Q/06	2Q/05	06/30/06	06/30/05
Operating profit — EBIT	4,519,423	3,239,886	4,756,473	7,759,309	7,132,372
Depreciation / amortization of goodwill	540,013	512,316	488,208	1,052,329	961,703

	5,059,436	3,752,202	5,244,681	8,811,638	8,094,075
Dividends received	93,786	1,327	88,922	95,113	88,922

EBITDA	5,153,222	3,753,529	5,333,603	8,906,751	8,182,997
Depreciation / amortization of goodwill	(540,013)	(512,316)	(488,208)	(1,052,329)	(961,703)
Dividends received	(93,786)	(1,327)	(88,922)	(95,113)	(88,922)
Equity Results	(57,280)	16,410	76,889	(40,870)	150,408
Sale of assets	736,866	19,326	—	756,192	—
Financial results, net	(466,405)	(259,054)	81,871	(725,459)	(192,576)
Income tax and social contribution	(593,102)	(585,334)	(1,060,879)	(1,178,436)	(1,451,423)
Minority interests	(234,405)	(246,672)	(375,069)	(481,077)	(544,306)

Net income	3,905,097	2,184,562	3,479,285	6,089,659	5,094,475

Current liabilities
Current portion of long-term debt — unrelated parties	2,514,229	2,746,618	1,966,679	2,514,229	1,966,679
Short-term debt	652,389	615,994	1,165,071	652,389	1,165,071
Related parties	73,040	62,457	84,038	73,040	84,038

	3,239,658	3,425,069	3,215,788	3,239,658	3,215,788

Long-term liabilities
Long-term debt — unrelated parties	10,576,743	10,768,483	7,667,145	10,576,743	7,667,145
Related parties	2,847	3,106	33,973	2,847	33,973

	10,579,590	10,771,589	7,701,118	10,579,590	7,701,118

Gross debt	13,819,248	14,196,658	10,916,906	13,819,248	10,916,906

Interest paid	172,247	227,018	148,068	399,265	375,736
Stockholders’ equity	35,578,904	31,727,604	23,262,421	35,578,904	23,262,421
EBITDA (LTM) / Interest paid (LTM)	22.98	23.98	16.52	22.98	16.52
EBITDA Margin (LTM)	49%	50%	47%	49%	47%
EBIT Margin (LTM)	43%	44%	42%	43%	42%
Gross debt / EBITDA (LTM)	0.79	0.81	0.75	0.79	0.75
Gross debt / Equity Capitalization	28	31	32	28	32

Consolidated EBITDA by segment

	EBITDA
	Quarter			Accumulated
Segments	2Q/06	1Q/06	2Q/05	06/30/06	06/30/05
Ferrous minerals	3,656,493	2,939,026	4,445,461	6,595,519	6,381,427
Non-ferrous minerals	339,293	116,889	82,527	456,182	186,266
Logistics	333,346	234,764	364,264	568,110	656,297
Holdings
Aluminum	771,774	436,262	348,276	1,208,036	802,260
Steel	135,247	66,651	119,974	201,898	183,646
Others	(82,931)	(40,063)	(26,899)	(122,994)	(26,899)
	5,153,222	3,753,529	5,333,603	8,906,751	8,182,997
8.2 — Comments on the Parent Company Results
8.2.1 — Gross revenue
The 2% increase in gross revenue (R$8,752,856 on 06/30/06 against R$8,552,428 on 06/30/05) is the result of the 7% increase in sales of iron ore and also for the increase of prices. This effect was compensated in part by the 15% average appreciation of the real against the U. S. dollar. The majority part of revenues is linked to dollar.
8.2.2 — Cost of products and services
Cost of products and services sold to 06/30/06 was R$4,882,884 on 06/30/06 against R$4,503,305 on 06/30/05 representing an 8% increase. The main factors are, higher volumes sold of products in general, contracts readjustments and the increase of assets reflecting increase of expenses related to depreciation.
8.2.3 — Gross margin
The gross margin increased by 3.2% (41.0% on 06/30/06 against 44.2% on 06/30/05) mainly due to the devaluation of the dollar against the real, since the majority of revenues is linked to dollar.
8.2.4 — Results of shareholdings by business area
The numbers below do not necessarily reflect the individual results of each company, but rather the amounts effectively applicable to the business area.

Business Area	06/30/06	06/30/05
Ferrous Minerals
. Iron ore	3,875,243	1,755,274
. Pellets	380,195	496,908
. Manganese and ferroalloys	(4,382)	170,126
Non-Ferrous Minerals	(22,417)	(167)
Logistics	91,970	131,149
Holdings
. Steel	187,100	276,804
. Aluminum	553,818	457,659
. Research and development	(121,968)	(26,816)
Others	11,060	300

Gain on investments accounted for by the equity method	4,950,619	3,261,237

Provision for losses	(58,095)	(36,311)
Amortization of goodwill	(170,197)	(114,540)
Exchange variation in Stockholders’ Equity of companies abroad	(611,129)	(697,250)

Results of equity investments	4,111,198	2,413,136

Results of equity investments are strongly affected by the exchange rate variation over debt, which had a positive impact due to the appreciation of the Real against the Dollar in the period ended in June, 2006 of 7% in comparison with a 11% decrease during the period ended in June, 2005. This effect is partially offset by the negative exchange rate variation from investments abroad.
Operationally, volumes and average selling prices increased in iron ore and aluminum areas. This increase was partially compensated by decrease in average selling prices and volume in manganese and ferroalloys, manganese and steel areas. The decrease in pellets is due to reduction of quantities sold.
The negative result of equity in others, as above, refers to expenses with subsidiaries of mineral prospection in Africa, South America and Oceania.
8.2.5 — Selling expenses and administrative expenses
Selling expenses increased by R$2,591, from R$597 on 06/30/05 to R$3,188 on 06/30/06, while administrative expenses increased by 44%, from R$284,799 on 06/30/05 to R$410,911 on 06/30/06, basically due to personnel agreement and expenses with depreciation.
8.2.6 — Research and development
Research and development increased by 34%, from R$174,887 on 06/30/05 to R$235,122 on 06/30/06, reflecting CVRD expansion plan to diversify production and expansion of production to meet world demand.
8.2.7 — Other operating expenses
Other operating expenses increased by R$67,374, from R$177,401 on 06/30/05 to R$244,775 on 06/30/06.
8.2.8 — Net financial results
The net financial results on 06/30/06 had an impact of R$489,373 (expense of R$33,925 on 06/30/06 compared to expense of R$455,448 expense on 06/30/05) basically due to exchange rate variation effect of the Real against the dollar over the foreign debt.
8.2.9 — Income tax and social contribution
Income tax and social contribution reflect an expense of R$503,273 on 06/30/06 compared with an expense of R$698,760 on 06/30/05, mainly caused by decrease of taxable income.

9- Board of Directors, Fiscal Council, Advisory Committees and Executive Officers
Board of Directors
Sérgio Ricardo Silva Rosa
Chairman
Arlindo Magno de Oliveira
Eduardo Fernando Jardim Pinto
Erik Persson
Francisco Augusto da Costa e Silva
Hiroshi Tada
Julio Sérgio Gomes de Almeida
Jorge Luiz Pacheco
Mário da Silveira Teixeira Júnior
Oscar Augusto de Camargo Filho
Renato da Cruz Gomes
Advisory Committees of the
Board of Directors
Controlling Committee
Antonio José de Figueiredo Ferreira
Inácio Clemente da Silva
Paulo Roberto Ferreira de Medeiros
Executive Development Committee
Arlindo Magno de Oliveira
João Moisés de Oliveira
Olga Nietta Loffredi
Oscar Augusto de Camargo Filho
Strategic Committee
Roger Agnelli
Gabriel Stoliar
Demian Fiocca
Mário da Silveira Teixeira Júnior
Oscar Augusto de Camargo Filho
Sérgio Ricardo Silva Rosa
Finance Committee
Fábio de Oliveira Barbosa
Rômulo de Mello Dias
Wanderlei Viçoso Fagundes
Ivan Luiz Modesto Schara
Governance and Sustainability Committee
Renato da Cruz Gomes
Ricardo Simonsen
Ricardo Carvalho Giambroni
Fiscal Council
Marcelo Amaral Moraes
Chairman
Anibal Moreira dos Santos
Bernard Appy
José Bernardo de Medeiros Neto
Executive Officers
Roger Agnelli
Chief Executive Officer
Murilo de Oliveira Ferreira
Executive Officer for Equity Holdings and
Business Development
José Carlos Martins
Executive Officer for Ferrous Minerals
Carla Grasso
Executive Officer for Human Resources and Corporate Services
José Lancaster
Executive Officer for Non-Ferrous Minerals
Fábio de Oliveira Barbosa
Chief Financial Officer and Investor Relations
Gabriel Stoliar
Executive Officer for Planning
Guilherme Rodolfo Laager
Executive Officer for Logistics
Tito Botelho Martins
Executive Officer for Corporate Affairs
Otto de Souza Marques Júnior
Chief Officer of Control Department
Marcus Vinícius Dias Severini
Chief Accountant
CRC-RJ 093892/O-3

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: August 4, 2006	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer